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     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON APRIL 10, 1998
                                                      REGISTRATION NO. 000-23785
================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                   FORM 20-F/A
                             REGISTRATION STATEMENT
                                -----------------

                       Registration statement pursuant to
          Section 12(b) or 12(g) of the Securities Exchange Act of 1934

                        Commission File Number 000-23785

                         LASERMEDIA COMMUNICATIONS CORP.
             (Exact Name of Registrant as Specified in Its Charter)

                                 ONTARIO, CANADA
                 (Jurisdiction of Incorporation or Organization)

                 11 CHARLOTTE STREET, TORONTO, ONTARIO, M5V 2H5 (Address of Principal Executive Office)

                                    COPY TO:

                             JOHN H. HEUBERGER, ESQ.
                                 RUDNICK & WOLFE
                      203 NORTH LASALLE STREET, SUITE 1800
                             CHICAGO, ILLINOIS 60601
                                 (312) 368-4000
                           (312) 236-7516 (TELECOPIER)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

                                                       NAME OF EACH EXCHANGE
          TITLE OF EACH CLASS                           ON WHICH REGISTERED

                  None                                         None


Securities registered or to be registered pursuant to Section12(g) of the Act:

                                  COMMON STOCK
                                (Title of Class)

Securities for which there is a reporting obligation pursuant to Section15(d) of the Act:

                                      NONE
                                (Title of Class)

         Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report.

                                 NOT APPLICABLE

         Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or Section 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

                                 NOT APPLICABLE

         Indicated by check mark which financial statement item the registrant has elected to follow:

                             Item 17  Item 18

================================================================================


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                                                 TABLE OF CONTENTS


Section                                                                                                        Page

EXCHANGE RATES OF THE CANADIAN DOLLAR...........................................................................  1

Item 1.  BUSINESS...............................................................................................  2

Item 2.  DESCRIPTION OF PROPERTY................................................................................ 22

Item 3.  LEGAL PROCEEDINGS...................................................................................... 23

Item 4.  CONTROL OF REGISTRANT.................................................................................. 24

Item 5.  NATURE OF TRADING MARKET............................................................................... 25

Item 6.  EXCHANGE CONTROLS AND OTHER LIMITATIONS
         AFFECTING SECURITY HOLDERS............................................................................. 26

Item 7.  TAXATION............................................................................................... 27

Item 8.  SELECTED FINANCIAL DATA................................................................................ 30

Item 9.  MANAGEMENT'S DISCUSSION OF FINANCIAL CONDITION
         AND OPERATING RESULTS FOR LASERMEDIA................................................................... 33

Item 10. DIRECTORS AND EXECUTIVE OFFICERS....................................................................... 37

Item 11. EXECUTIVE COMPENSATION................................................................................. 39

Item 12. OPTIONS TO PURCHASE SECURITIES......................................................................... 40

Item 13. INTEREST OF MANAGEMENT IN CERTAIN TRANSACTIONS......................................................... 43

Item 14. DESCRIPTION OF REGISTRANT'S SECURITIES TO BE
         REGISTERED............................................................................................. 45

Items 15-17.      NOT REQUIRED.................................................................................. 47

Item 18. FINANCIAL STATEMENTS...................................................................................F-1




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                           TABLE OF CONTENTS (CONT'D)


Section                                                                                                        Page

Item 19(a).       FINANCIAL STATEMENTS.......................................................................... 47

Item 19(b).       EXHIBITS...................................................................................... 47






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         This report on Form 20-F, including Item 1 ("Business") and Item 18
("Financial Statements"), contains forward looking statements regarding future events or the future financial condition of Lasermedia Communications Corp. and its subsidiaries (the "Company") that involve certain risks and uncertainties discussed under "Risk Factors" below at pages 29-35. Actual events or the actual future results of the Company may differ materially from any forward looking statement due to such risks and uncertainties.

                      EXCHANGE RATES OF THE CANADIAN DOLLAR

         Financial information in this registration statement is expressed in Canadian dollars, unless otherwise noted. References to "CDN$" or "$" are to Canadian dollars. The following table sets forth, for the periods indicated, the high and low exchange rates, the average of the month-end exchange rates and the period-end exchange rate of the Canadian dollar in exchange for the United States dollars, based upon the inverse of exchange rates reported by the Federal Reserve Bank of New York at the noon buying rates in New York City for cable transfers payable in the Canadian dollars as certified for customs purposes. On January 30, 1998 the noon buying rate was CDN$1.00 = U.S.$0.6870




   Fiscal Year Ended       Average           High            Low           Close

       12/31/97            $0.7223          0.7424         0.6991         0.6991

       12/31/96            $0.7334          0.7557         0.7209         0.7297

       12/31/95            $0.7285          0.7533         0.7009         0.7331

       12/31/94            $0.7321          0.7591         0.7198         0.7198

       12/31/93            $0.7751          0.8046         0.7439         0.7544

       12/31/92            $0.8272          0.8757         0.7661         0.7865

ITEM 1.  BUSINESS

THE COMPANY

         The Company, through its wholly owned subsidiaries, produces and distributes multimedia interactive consumer software products in the entertainment, home education and personal fitness categories. Its initial products are CD-ROM computer programs for fitness training with a companion Internet web site for instruction, program tracking and fitness trainer feedback.

         The Company was incorporated under the Corporations Act (Ontario, Canada) on April 20, 1964 under the name Benvan Mines Limited. Its original business was mineral exploration. On July 10, 1975 its name was changed to Howie Controls (Canada) Limited. Under this name, the Company became involved in the photographic film processing business. The name of the Company was changed on December 9, 1982 to Benvan Holdings, Inc., and on December 27, 1991 to Osgoode Holdings Inc. As both Benvan Holdings, Inc. and Osgoode Holdings Inc., the Company operated as a holding company, although it did not carry on any active business.

         Also on June 27, 1997, the name of the Company was changed to Lasermedia Communications Corp.; its stated capital was reduced; 818,981 common shares were issued in settlement of outstanding debts in the amount of CDN$204,745.29; a previously existing stock option plan was repealed and a new incentive stock option plan for directors, officers, employees, advisors, and consultants of the Company was adopted; and the Company was authorized to exceed certain thresholds of the Rules of The Toronto Stock Exchange relating to share compensation arrangements.

         On June 27, 1997, the Company acquired all the issued and outstanding securities of Lasermedia Inc. ("Lasermedia"). Lasermedia's principal business is the production and distribution of multimedia interactive consumer software products in the entertainment, home education and personal fitness categories. In acquiring Lasermedia, the Company issued the following securities: 11,033,487 common shares, 600,000 Series A common share purchase warrants, 200,000 Series B common share purchase warrants, 200,000 Series C common share purchase warrants, 100,000 Series D common share purchase warrants, 2,866,666 Series E common share purchase warrants and 258,000 Series F common share purchase warrants. The securities issued by the Company in exchange for the issued and outstanding securities of Lasermedia were valued at CDN $8,300,000. The value of Lasermedia was determined by an unaffiliated business valuation and litigation support company. At the time of the acquisition, the President of Lasermedia, Erik Schannen, owned 32.7% of Lasermedia's common shares. Mr. Schannen is currently the President and a Director of the Company. Mr. Schannen had no





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business affiliation with the Company prior to the acquisition of Lasermedia.
Mr. Schannen co-founded Lasermedia in August 1994.

         The Company has one other wholly owned subsidiary, Verisim, Inc. ("Verisim"), a software company which develops Internet software.

         The headquarters and registered office of the Company is located at 11 Charlotte Street, Toronto, Ontario M5V 2H5. Its telephone number is (416) 977-2001. Inquiries should be directed to Brian Gibson, the Company's Chief Operating Officer.

         The registrar and co-transfer agent for the Company is Equity Transfer Services Inc., 120 Adelaide Street West, Suite 420, Toronto, Ontario M5H 4C3,
Tel: (416) 361-0152. The other co-transfer agent is Continental Stock Transfer & Trust Company, 2 Broadway, New York, NY 10004; Tel: (212) 509-4000.

THE MARKET

         The multimedia market originated in the early 1990's as products were developed which combined graphics, sound and motion video for personal computers. Computer manufacturers recognized the impact multimedia would have on their business and developed hardware (faster CPU's, sound cards, speakers, etc.) to accommodate this new communications medium. Currently, almost all personal computers shipped have multimedia capabilities.

         Management believes that CD-ROM technology is becoming the standard media for presentation and delivery of information on computer programs, and is generating significant market opportunities in both existing and new applications. Management also believes that the Company is well placed to exploit the current technology and new developments like DVD (Digital Versatile
Disc). DVDs have seven times the storage capacity of the current generation of CD-ROMs, but no higher cost.

         Lasermedia's "Active" line of products are targeted to adults between the ages of 30 and 55. Management believes that middle-aged adults seek products and services which will help them to remain youthful and improve quality of life at work and at home. Management also believes that middle-aged adults will be attracted to entertainment software programs that are challenging, stimulating and that appear to be a 'good inves(TM)ent,' as an alternative to action packed, reflex oriented games designed for 13-20 year olds.



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PRODUCTS

Current Products

        The Active Library of Products

         Lasermedia's library currently consists of three titles, Active Trainer(TM), Active Abs(TM), and Active Body BLAST(TM) which are in the personal fitness category. Active


         Trainer(TM) entered the market in July 1995, and Active Abs(TM) followed in May 1997. Active Blast(TM) was released to the market in December 1997.

         Active Trainer(TM). Active Trainer(TM) is promoted as a personal trainer in a box. The user works one-on-one with Mr. USA, Shane Minor, and fitness expert, Liz West, to design a fitness program suited to the user by selecting and programming from among the exercises offered on the CD-ROM. A balance of aerobic, weight training, stretching, and nutritional guidelines are accessible as part of the program. The user applies the program to set goals, record progress, and observe the exercises. It is not necessary for the user to run the program while he or she exercises. Active Trainer(TM) also provides user oriented pep talks and directions. The suggested retail price of Active Trainer(TM) is US$49.95.

         The Active Trainer(TM) software is built using MacroMedia Director, a multimedia application development framework. All Active Trainer(TM) data structures, objects and methods are written in Lingo. The system is compatible with Macintosh, Windows 3.1, and Windows 95. Active Trainer(TM) features the following ten (10) modules:

         - Shared: This module contains basic computer code and data structures.

         - Introduction: Active Trainer(TM) introduces the user to the people and philosophy behind the fitness program using video clips and animation.

         - Gym: The gym is comprised of two screens: the Check-In and the Gym. At the Check-In, the user signs in. The Gym is the main menu, where the user chooses which areas to visit.

         - Fitness Test: The test is comprised of a series of screens designed to evaluate the user's health history, current physical fitness and fitness goals. A fitness program and weekly schedule is prepared based on this information.

         - Stretching Area: The Stretching Area introduces the user to the concepts of warming up and cooling down, and exhibits stretching exercises.

         - Weight Room: This area presents the user with a strength training routine. This routine can be modified by the user. A video based explanation of each exercise is complemented by muscle anatomy and motivational information.

         - Aerobics Studio: This area presents a comparative list of cardiovascular exercises, and a guide to target heart rate, and allows the user to design an aerobic exercise program.




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         -        Cafeteria: The cafeteria presents the user with a sample meal plan. General nutrition information includes an overview of food groups, the food pyramid, and vitamins. This section offers recipes for healthy desserts.

         - Glossary: The glossary contains a list of concepts used in Active Trainer(TM), with a brief definition, and cross references from throughout the program.

         - Map: The map gives the user an overview of the structure of the Active Trainer(TM) screens.

                  Active Abs(TM). Active Abs(TM) is similar to Active Trainer(TM) in objectives, but with an added emphasis on abdominal training. The suggested retail price of Active Abs(TM) is US$19.95.

                  The Active Abs(TM) software is built using MacroMedia Director, a multimedia application development framework. All Active Abs(TM) data structures, objects and methods are written in Lingo. The system is compatible with Macintosh, Windows 3.1, and Windows 95. Active Abs(TM) features the following five (5) modules:

         - Shared: This module is very similar to Active Trainer(TM), as the two programs share most of their object structures.

         -        Main: This is the main menu, similar to Active Trainer(TM)'s
                  Gym.

         -        Test: This is a shortened version of Active Trainer(TM)'s
                  Fitness Test.

         - Learn: Learn is an informative quiz debunking the myths of abdominal training.

         - Build: Build is the heart of Active Abs(TM). A different abdominal workout is designated for the user each day. Alternatively, the user can design a custom workout by assembling a sequence of clips from a list of about 35 exercises.

                  Active Body BLAST(TM). Active Body BLAST(TM) combines Active Abs(TM) with a new program titled Active Legs & Buns(TM). Active Legs & Buns(TM) is targeted towards a predominantly female audience, emphasizing equipment-free lower body exercises. The suggested retail price of Active Body BLAST(TM) is US$49.95.

                  The Active Legs & Buns(TM) software is built using MacroMedia Director, a multimedia application development framework. All Active Legs & Buns(TM) data structures, objects and methods are written in Lingo. The system is compatible with Macintosh, Windows 3.1, and Windows 95. Active Legs & Buns(TM) features the following modules:

         - Shared: This module is very similar to Active Trainer(TM), as the two programs share most of their object structures.

         -        Main: This is the main menu, similar to Active Trainer's(TM)
                  Gym.

         -        Test: This is a shortened version of Active Trainer's(TM)
                  Fitness Test.

         - Learn: Learn is an informative quiz debunking the myths of lower body training.

         - Build: Build is the heart of Active Legs & Buns(TM). A different lower body workout is designated for the user each day. Alternatively, the user can design a custom workout by assembling a sequence of clips from a list of about 35 exercises.

                  Hardware Requirements. A 486/66 or Pentium processor computer is required to operate the Company's programs in Windows along with a double speed CD-ROM, 4 megabytes of free RAM, 3 to 18 megabytes disk space, a sound card and local bus/PCI video, 68040 or PowerPC Macintosh with double speed CD-ROM, 4.5 megabytes of free RAM and 3 to 18 megabytes disk space. Stereo speakers and a printer are recommended.

                  Active Trainer(TM), Active Abs(TM), and Active Body BLAST(TM) Development and Licensing. The fitness content of the Active Trainer(TM) software program was written by Kevin Chaisson, an independent consultant of the Company. Mr. Chaisson also assisted in the final development and assists in developing upgrades for Active Body BLAST(TM). Mr. Chaisson continues to be engaged by the Company as a consultant pursuant to a Consulting Services Agreement dated February 2, 1997. Under the Consulting Services Agreement, Mr. Chaisson has assisted in the final development of Active Abs(TM) and has agreed to assist in developing upgrades of Active Trainer(TM) and Active Abs(TM). The Company pays Mr. Chaisson a royalty ranging from 1.5% to 2.5% of gross revenue from the sale of Active Trainer(TM) and ranging from 1% to 3% of gross revenue from the sale of Active Abs(TM). The Company issued 7,000 shares of common stock to Mr. Chaisson and granted Mr. Chaisson an option to purchase an additional 5,000 shares of common stock upon the combination of the Company and Lasermedia Either the Company or Mr.



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         Chaisson can terminate the service obligations under the Consulting
         Services Agreement (but not the royalties) on 30 days notice.

                  On June 27, 1997, Softech, an unaffiliated limited partnership ("Softech L.P."), purchased from Lasermedia, all of Lasermedia's ownership rights to the Active Trainer(TM) family of software including the interactive technologies developed by Lasermedia embodied therein and subsequent modifications and improvements. The purchase price was CDN$1,950,000. Concurrently, Softech L.P. engaged Lasermedia to manufacture on behalf of, and purchase from, Softech L.P. products derived from that software for resale, and Softech L.P. appointed Lasermedia as the exclusive reseller of the Active Trainer(TM) line of software and all related products and services for a period of ten years. Lasermedia has the option to renew for one further consecutive period of five years. Lasermedia has the right to use the Active Trainer(TM) line of software for its own internal research and development and to prepare derivative works and products. In exchange for these rights, Lasermedia pays to Softech L.P. a royalty equal to 70% of the gross receipts from the sale of Active products minus certain costs such as the cost of purchasing Active products from Softech L.P., costs of goods sold (e.g. shipping, duties and taxes, packaging, manufacturing), general administrative costs (e.g. insurance, copyrights and patents, defense of copyrights and patents, translations), advertising and marketing costs, and up to CDN$50,000 in employment costs. After Softech L.P. has been paid CDN$1,950,000, Softech L.P.'s royalty rate declines to 30%. As of March 23, 1998, Lasermedia has paid CDN$250,000 to Softech L.P. Lasermedia is obligated to purchase a minimum of CDN$62,500 worth of Active product units for each fiscal quarter in 1998. Lasermedia has not yet achieved sales in excess of the minimum guarantee. The units are subject to declining prices ranging from CDN$8.00 per unit for the first 100,000 units to CDN$3.25 per unit after 750,000 units have been purchased. Softech L.P. is free to license to third parties the technology, which Lasermedia believes can be useful in developing other interactive computer products. Lasermedia entered into the sale and license-back transaction with Softech L.P. to accelerate realization of value of technology developed by the Lasermedia, which, because of technological advances, could have limited long-term proprietary value. The Company plans to engage in sale and license-back transactions with other new software technology it develops. Proceeds from the sale of software technology will be used to defray operating expenses and to support research and development. Approximately $1 million of the CDN$1,950,000 received by Lasermedia from the sale of the Active Trainer(TM) family of software was allocated to research and development.


                  In connection with the sale and leaseback transaction, Lasermedia issued to Softech L.P. a Series E Warrant to purchase 2,751,666 shares of Lasermedia's common stock at an exercise price of CDN$0.75 per share. The Series E Warrant is scheduled to expire, unless sooner exercised, in March 2002. Softech L.P. distributed the Series E Warrant to its partners.



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         ActiveTrainer.com

                  The Company has an Internet web site, ActiveTrainer.com, at http://www.activetrainer.com. The web site provides bulletin board service (BBS) for interacting with the Company's personal trainers. On its web site, the Company publishes weekly articles on fitness and nutrition. ActiveTrainer.com provides a shopping site for fitness software, equipment and vitamin supplements. The Company's web site also presents information about the Company and its future products.

         Ancillary Multimedia Services

                  Lasermedia offers multimedia services to corporate clients. These services include the development of customized multimedia software, animation, and design and Internet web site development. These services are complementary to Lasermedia's core software and production activities. Lasermedia's ancillary multimedia services have included the following specially manufactured titles:

                  Architectura, a CD-ROM magazine for AutoDesk Press, entailed development of a quarterly magazine which provided the users of AUTOCAD (engineering and architectural software) with news, tips on using CAD software, and video interviews with industry leaders. The first issue was included in all AutoDesk products and Trade Shows, with an estimated first run of 50,000 units.

                  RxPlus, a floppy disk multimedia presentation that was distributed in the June 1996 issue of Human Resources Professional magazine to explain the impact of Ontario's Bill C26 (the Omnibus Bill) on the future cost of prescription drugs.

Product Development

         Financing of Product Development

                  Active Trainer(TM) was financed through shareholder loans and operating cash flow. Both Active Abs(TM) and Active Legs & Buns(TM) were financed through the Company's cash flow from operations and proceeds from the sale of the Active Trainer(TM) family of software to Softech L.P.

         Product Acquisition

                  The Company routinely evaluates companies and products for acquisition. Of primary concern are those companies and software rights which can advance existing



                                       8
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         Company projects. Recently, the Company purchased rights to certain application computer software known as "Beat 2000 CD-ROM Software Product", which Lasermedia currently markets as "Maestro TM "Maestro TM is fully optimized for MMX TM technology, and can import and create tracks for playback on PC, Mac, Unix and the Web. Sound effects, a programmable virtual drum machine, volume and stereo panning can all be laid down on 20 tracks with no time limits. Users can create sounds for jazz, classical and rock music. This CD-ROM product comes with a library of sound and premixed song files and also features effects such as normalizing, panning, echo, timing and pitch control. Individual tracks and songs can be displayed in seconds or by frames.

                  By a consulting agreement dated September 24, 1997, the Company retains the consulting services of Aludra Software Inc. in connection with the development of computer software products. Aludra Software Inc. holds options to purchase 20,000 shares.

         Research and Development

                  The following products are being developed by Verisim, a wholly owned subsidiary of the Company. As of March 31, 1998, revenue had not yet been generated by Verisim with respect to the products it is developing.

                  Project VR Management believes that this virtual realty product will create its own market niche among home exercise equipment owners. Active VR will enable the user to train and compete on exercise bikes and treadmills through virtual reality courses and follow a comprehensive training plan in the process. Users will select a course for themselves or go online to compete head to head with others via the Internet.

                  A professional version of VR will be bundled with exercise equipment and a computer for gyms. Other products based on the VR engine include a motorcycle racing game.

                  Currently VR is in the development phase. The first product based on the technology is currently scheduled to be released during the second fiscal quarter of 1998.

                  Epic Management believes that the most popular games are those that involve real life opponents and allies, plots and strategies. Verisim is developing a game engine to serve as the foundation for a series of Internet based games. These games will be based on organic territories that shift and grow with the players. Users will be able to play with or against hundreds of other participants over the Internet. Revenue is expected to be generated from subscriptions, advertising placements, sponsorships, and licensing of the technology.



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                  Verisim's Epic technology has reached the stage of development where independent sections are now working together. It is anticipated that Verisim's Epic game will be introduced before the end of 1998.

                  Project Tracker This tracking and calendar software micro manages the user's fitness and nutrition goals. It includes scheduling of fitness activities, recording of results, tracking food intake with a complete nutrition database, and charting progress. Tracker will work as a stand alone product, in conjunction with the Active Trainer TM products, or on the Internet.

                  Project Tracker is currently in the testing phase, with release currently scheduled in the second fiscal quarter of 1998.

                  Project Green This golf teaching tool brings the expertise of a golf pro to the user.Like Active Trainer TM and its list of exercises and demos, Project Green features a list of video clips describing the aspects of a golf game. The program also includes a golf game analysis on any course the user builds, and a series of golf drills that the user goes through to help improve his or her game.

                  Project Green is in the early development phase, and is scheduled to enter the market during the third fiscal quarter of 1998.

                  Project Pacific Going beyond physical fitness and sports to the realm of mind/body wellness, Project Pacific is a stress management CD-ROM. This program is expected to give users the tools they need to gain control of the everyday causes of stress. Topics covered include goal setting, time management, handling disagreements, and achieving goals. A stress test is planned to analyze the user's level of stress and its sources, and to suggest areas of the program the user should study first.

                  Project Pacific is in the planning phase, and is currently scheduled to enter the market during the fourth fiscal quarter of 1998.


MANUFACTURING

         Lasermedia's products are manufactured by unaffiliated third parties, including Media Duplication Corp., Goldrich Printpak Inc., Legg Bros., Graphics Limited, Accu-Measure Inc., American & Efird Canada Inc., 960180 Ontario Inc. c.o.b. as Rite Printing and Brown Packaging. Lasermedia is not dependent upon a single supplier or manufacturer of products.

DISTRIBUTION

         Active Trainer# was initially offered and sold through mail order software catalogues and magazines. Since its introduction in July 1995 through December 31, 1997, approximately 20,000 copies have been sold. Lasermedia intends to continue to offer Active Trainer# and other Active products through mail order software catalogues.

         Lasermedia has embarked on an aggressive effort to develop a comprehensive distribution network for its products. No single customer or group of customers represents in excess of 10% of the Company's revenues. Lasermedia's customers include Best Buy, CompUSA, American TV, Computer City, Hastings, Data Vision, Egg Head, Fry's, J&R Computer World, Micro Center, Tiger Direct, Media Play, Nationwide, R C S Computer Experience, T Zone and Electronic Boutique. Lasermedia has distribution contracts with Micro Central, Merisel Americas, Inc., Computer City, Micro Center and Simitar Entertainment Inc. Lasermedia anticipates distribution contracts with Ingram Micro, Tech Data and Navarre.

ADVERTISING AND PROMOTION

         In connection with the Company's advertising and promotion, CDN$50,000 per month has been allocated for each product line to best ensure product awareness. This amount will vary from time to time to compensate the launch of new products and up-grades.

Web Site

         The Company gains exposure for its web addresses (http://www.lasermedia.com and http://activetrainer.com) by prominently displaying its web addresses on all new packaging, T- shirts, mailouts and printed promotional material. In addition the Company continues to research the most effective methods of drawing hits using the on-line search engines. These search engines employ various criteria strategies including key works, categories, phrases, daemons and Internet addresses to aid web users to locate specific information.

         The Company intends to continue to use its web site to market Active Trainer#, collect customer profiles, develop awareness of the Company, and build a stable of advertisers for its commercial Internet site. The Company intends to add new products to the site as they are developed, with "Coming Soon" type promotions announcing upcoming products. The Company also intends to promote its products through selected Internet news groups. These news groups enable people to go to a common Internet site to obtain the latest information on a subject of particular interest. The Company intends to encourage employees to join news groups to allow for "signature files" (information that automatically appears with e-mail) which would include an on-line catch phrase about the Company's products and where to get more information.





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Magazines and Catalogues

         Magazines and catalogues, including Tiger Software (circulation 1.5 million), MacWarehouse and Computer Life, have been selected for their wide circulation in both Canada and the United States. Lasermedia initially tested Active Trainer TM sales through such magazines and catalogues. The CD-ROM catalogues provided the least expensive, most efficient medium of communication to a large, widely dispersed audience. Active Trainer TM has consistently been in the top five sellers for Tiger Software. The Company intends to continue to selectively place print media advertisements in publications that attract readers within the Company's target market.

Trade Shows

         The Company attended the Retail Vision trade show from March 31, 1998 to April 4, 1998 and anticipates attending the comparable autumn Retail Vision trade show. In addition, the Company anticipates participating in the E3 Electronic Expo to be held in June 1998. The Company recently participated as an exhibitor at The Fitness Show which was held in Atlanta from February 6-8, 1998.

COMPETITION

         The interactive consumer software market is characterized by intense competition and by rapidly changing technology, evolving industry standards and frequent new product introductions. The Company's competitors range from small companies with limited resources to large companies with substantially greater financial, technical and marketing resources than those of the Company. Management believes that potential new competitors, including large software and hardware companies, media companies and film studios, are increasing their focus on interactive entertainment and the home educational consumer software market.

         Only a small percentage of products introduced in the consumer computer software market achieve any degree of sustained market acceptance. The principal competitive factors guiding the success of a particular consumer computer software product include technological innovation, product features, ease of use, perceived quality, reliability, brand recognition, marketing strategy, selling price, access to distribution channels and retail space and availability to the consumer of technical support for the product. The Company believes that it competes effectively in these areas.

         The Company is aware of the following CD-ROM fitness products:

                  Lifeform (Fitnesoft Inc.), which is a health and lifestyle record keeping tool that does not offer fitness testing or recommendations for an exercise program. It allows the user to keep a record of medical history, nutritional intake and exercise habits and then charts the user's progress. It does not offer any multimedia content;

                  Multimedia Workout (Lifestyle Software Group) offers recordkeeping features and video clips of weight training exercises. It does not offer the interactive fitness test and the video based personal training features of Active TrainerTM;

                  The Mayo Clinic Sports Health & Fitness (IVI Publishing) provides the user general guidelines for a fitness regimen, but not a specific program, based on a video guided fitness test similar to that in Active Trainer TM. The program also presents articles on nutrition, exercise and sports. Video content includes interview clips from ESPN and demonstrations of some of the exercises; and,

                  BodyCraft (AlphaSport) presents a generic exercise program and promoter protein supplement products offered by AlphaSport. This product has been heavily promoted to "Give you rippling abs in 30 days or don't pay".



        The Company's share of the fitness and excercise software market is approximately 18%, as determined by PC Data.


TRADEMARKS, LOGOS, AND TRADENAMES

         The Company relies upon copyright, trade secret and contract law to protect its proprietary technology in Canada, the United States and in international markets. Such copyright protection prohibits the reproduction of exact language and code of the Company's products and software programs but does not effectively protect the Company against selective reproduction of certain aspects of any product or program. The Company utilizes confidentiality and non-competition provisions in its employee and consultant agreements as well as with various third parties with whom it deals in order to restrict the use of its proprietary technology. There are no assurances as to the extent to which such agreements will be enforceable in all instances.

         On June 9, 1997 the Company received a letter from Laser Media Inc. of Los Angeles, California which requested that the Company cease and desist using the domain name "Lasermedia" on the Internet. The Company offered to change its domain name. However, Laser Media Inc. chose to institute a compliant procedure with Network Solutions' Domain Name Dispute Policy ("Network Solutions"). Network Solutions, under the authority of the Depar(TM)ent of Defense, assigns Internet domain names on a first-come, first-serve basis. If there is a conflict, Network Solutions can suspend the use of the name. It has no authority to impose any other legal remedy. The Company has offered a compromise to share the "Lasermedia" domain name with differentiations and cross-references. Laser Media, Inc. has declined this solution. The Company intends to continue to seek an amicable compromise of this matter. The Company has filed trademark applications in both the U.S. and Canada for "LaserMedia."

         On June 27, 1997, Softech, an unaffiliated limited partnership ("Softech L.P."), purchased from Lasermedia, all of Lasermedia's ownership rights to the Active Trainer TM family of software and subsequent modifications and improvements. The purchase price was CDN$1,950,000. Concurrently, Softech L.P. engaged Lasermedia to manufacture on behalf of, and purchase from, Softech L.P. products derived from that software for resale, and Softech L.P. appointed Lasermedia as the exclusive reseller of the Active Trainer TM line of software and all related products and services for a period of ten years. Lasermedia has the option to renew for one further consecutive period of five years. In addition, Lasermedia has the right to use the Active Trainer TM line of software for its own internal research and development and to prepare derivative works and products. In exchange for these rights, Lasermedia pays to Softech L.P. a royalty equal to 70% of the gross receipts from the sale of Active products minus certain costs such as the cost of purchasing Active products from Softech L.P., costs of goods sold (e.g. shipping, duties and taxes, packaging, manufacturing), general administrative costs (e.g. insurance, copyrights and patents, defense of copyrights and patents, translations), advertising and marketing costs, and up to CDN$50,000 in employment costs. After Softech L.P. has been paid CDN$1,950,000, Softech L.P.'s royalty rate declines to 30%. As of March 23, 1998, Lasermedia has paid $250,000 to Softech L.P. Lasermedia is obligated to purchase a minimum of CDN$62,500 worth of Active product units for each fiscal quarter in 1998. Lasermedia has not yet achieved sales in excess of the minimum guarantee. The units are subject to declining prices ranging from CDN$8.00 per unit for the first 100,000 units to CDN$3.25 per unit after 750,000 units have been purchased. Softech L.P. is free to license to third parties the technology, which Lasermedia believes can be useful in developing other interactive computer products. Lasermedia entered into the sale and license-back transaction with Softech L.P. to accelerate realization of value of technology developed by Lasermedia, which, because of technological advances, could have limited long-term proprietary value. The Company plans to engage in a number of sale and license-back transactions with other new software technology it develops. Proceeds from the sale of software technology will be used to defray operating expenses and to support research and development. Approximately $1 million of the CDN$1,950,000 received by Lasermedia from the sale of the Active Trainer TM family of software was allocated to research and development.


         In connection with the sale and leaseback transaction, Lasermedia issued to Softech L.P. a Series E Warrant to purchase 2,751,666 shares of Lasermedia's common stock at an exercise price of CDN$0.75 per share. The Series E Warrant is scheduled to expire, unless sooner exercised, in March 2002. Softech L.P. distributed the Series E Warrant to its partners.

GOVERNMENT REGULATION OF ENVIRONMENT

         There are no significant rules or regulations in connection with governmental regulation of the environment applicable to the Company that would have a material effect on capital expenditures, earnings or its competitive position.

EMPLOYEES

         At December 31, 1997, the Company, including Lasermedia and Verisim employed 36 employees of which five are in administration, 27 in product development, one in product support and three in sales and marketing.

SEASONAL VARIATION

         The Company has not experienced significant effects of seasonality to date; however, the operating results of many software companies reflects seasonal fluctuations. For example, many software companies earn their highest revenue and profits in the calendar year-end holiday season and a seasonal low in revenue and profits in the quarter ending in June. There can be no assurance that the Company will not experience such trends in the future.

RISK FACTORS

         The following are the principal risk factors regarding an inves(TM)ent in the Company.

Limited History of Operations and Profitability

         The Company has a limited operating history. The Company's prospects must be considered in light of the risks, expenses, and difficulties frequently encountered by companies in their early stages of development, particularly companies in a new and evolving market such as the production of multimedia software. The Company experienced increased quarterly revenue over the five fiscal quarters in the period ended December 31, 1996. However, such growth rates may not be sustainable and is not indicative of future operating results. There can be no assurance that any of the Company's business strategies will be successful or that the Company's revenue growth will continue on an annual or quarterly basis.

Reliance on Active Trainer(TM)

         Revenue from Active Trainer(TM) accounted for approximately 80% of the Company's total revenues during fiscal year 1996, and approximately 15% of sales during fiscal year 1997. If Active Trainer(TM) fails to continue to sell or if the Company fails to replace the Active Trainer(TM) product with additional products generating significant revenue, the Company's business, operating results and financial conditions will be materially and adversely affected.

License with Softech L.P.

        On June 27, 1997, Softech L.P., an unaffiliated limited partnership, purchased from Lasermedia, all of Lasermedia's ownership rights to the Active Trainer(TM) family of software and subsequent modifications and improvements. The purchase price was CDN$1,950,000. Concurrently, Softech L.P. engaged Lasermedia to manufacture on behalf of, and purchase from, Softech L.P. products derived from that software for resale, and Softech L.P. appointed Lasermedia as the exclusive reseller of the Active Trainer(TM) line of software and all related products and services for a period of ten years. Lasermedia has the option to renew for one further consecutive period of five years. In addition, Lasermedia has the right to use the Active Trainer(TM) line of software for its own internal research and development and to prepare derivative works and products. In exchange for these rights, Lasermedia pays to Softech L.P. a royalty equal to 70% of the gross receipts from the sale of Active products minus certain costs such as the cost of purchasing Active products from Softech L.P., costs of goods sold (e.g. shipping, duties and taxes, packaging, manufacturing), general administrative costs (e.g. insurance, copyrights and patents, defense of copyrights and patents, translations), advertising and marketing costs, and up to CDN$50,000 in employment costs. After Softech L.P. has been paid CDN$1,950,000, Softech L.P.'s royalty rate declines to 30%. As of March 23, 1998, Lasermedia had paid $250,000 to Softech L.P. The long term success of the Company depends on the Company developing additional products which generate significant revenue to dilute the percentage of total revenue absorbed by the license with Softech L.P. There can be no assurance that the Company will be able to develop such products.

Potential Fluctuations in Quarterly Operating Results

         The Company expects that its future operating results will fluctuate significantly as a result of numerous factors, including the demand for the Company's products, the Company's ability to develop new products, research and development activities, the timing of new product introductions and product enhancements by the Company and its competitors, market acceptance of the Company's new and enhanced products, the emergence of new industry standards, the timing of customer orders, the mix of products sold, competition, the mix of distribution channels employed, the evolving and unpredictable nature of the markets for the Company's products and multimedia software, and general economic conditions. The Company typically operates with a relatively small order backlog. As a result, quarterly sales and operating results depend in part on the volume and timing of orders received within the quarter. The Company has not experienced significant effects of seasonality to date; however, the operating results of many software companies reflects seasonable fluctuations, and there can be no assurance that the Company will not experience such trends in the future. As a result of the foregoing factors, the Company's operating results and the Company's stock price may be subject to volatility.

Rapid Technology Change

         The consumer software industry is undergoing rapid changes, including evolving industry standards, frequent new product introduction, and changes in consumer requirements and preferences. The Company's success will depend upon, among other things, its ability to achieve and maintain technological and quality leadership by anticipating and developing new products. To date, the Company's product development efforts have been directed towards multimedia PC's. While the Company expects that the installed base of multimedia PC's will continue to grow at a rapid pace, it recognizes that consumer preference can quickly shift to other platforms and formats. There can be no assurance that the Company will be able to create software titles for other emerging hardware platforms. There can be no assurance that the Company will respond effectively to market or technological changes, or compete successfully in the future. If the Company is unable to meet the challenge of a rapidly evolving software industry in a timely manner, this inability could have a material adverse effect on the Company's operations.

Risks Associated with New Product Development and Timely Introduction of New and Enhanced Products

         The Company's future success will depend to a substantial degree upon its ability to enhance its existing products and to develop and introduce, on a timely and cost-effective basis, new products and features that meet customer demands and emerging and evolving industry standards. The Company budgets amounts to expend for research and development based on planned product introductions and enhancements; however, actual expenditures may significantly differ from budgeted expenditures. Inherent in the product development process is a number of risks. The development of new, technologically advanced multimedia products is a complex and uncertain process requiring high levels of innovation, as well as accurate anticipation of technological and market trends. The introduction of new or enhanced products also requires the Company to manage the transition from older products in order to avoid excessive levels of older product inventories and ensure that adequate supplies of new products can be delivered to meet customer demand. There can be no assurance that the Company will successfully develop, introduce or manage the transition to new products. The Company may experience delays in the introduction of its products due to factors internal and external to the Company. Any delays in the introduction or shipment of new or enhanced products or the inability of such products to gain market acceptance could adversely affect the Company's operating results, particularly on a quarterly basis.

Risks Associated with Development of Retail Distribution Channel

         The Company distributes its products through distributors, major computer and software retailers, consumer electronic stores, discount warehouse stores and other specialty retailers. The Company often sells on a purchase order basis, and there are often no minimum purchase obligations on behalf of any distributor or retailer. Distribution and retailing companies in the computer industry have from time to time experienced significant fluctuations in their businesses, and there have been a number of business failures among these entities. The insolvency or business failure of any significant distributor or retailer of the Company's products could have a material adverse affect on the Company's business, operating results and financial condition. Further, certain mass-market retailers have established exclusive relationships under which such retailers will buy customer software only from one or two intermediaries. In such instances, because of the price or other terms imposed by such intermediaries, the Company may be unable to market its products through such retailers on the terms that the Company deems acceptable.

         Retailers of the Company's products typically have a limited amount of shelf space and promotional resources, and there is intense competition among consumer software producers for adequate levels of shelf space and promotional support for retailers. The Company expects that as the number of consumer multimedia products increases this competition for shelf space and in-store marketing attention will intensify. Due to increased competition for limited shelf space, retailers and distributors are increasingly in a better position to negotiate favorable terms of sale, including price discounts, price protection and product return policies. Retailers often require multimedia publishers to pay fees or provide other accommodations in exchange for shelf space. The Company's products constitute a relatively small percentage of each retailer's sales volume, and there can be no assurance that retailers will continue to purchase the Company's products or provide the Company's products with adequate shelf space and promotional support.

Competition

         All aspects of the Company's business are highly competitive. Although management believes that it has certain proprietary advantages over its competitors, some competitors have greater financial, technical and marketing resources, have established greater name recognition in the marketplace, and have larger customer bases and distribution systems. There can be no assurance that the Company will be able to compete successfully with its existing or new competitors. The Company believes that its ability to compete successfully depends upon a number of factors, including, market presence, access to capital, the pricing policies of its competitors, and the timing of introductions of new products by the Company and its competitors. There can be no assurances that the Company will have the resources required to respond effectively to market or technological changes or to compete successfully with current or future competitors or that competitive pressures faced by the Company will not materially and adversely affect its business, operating results and/or financial position.

Risks Associated with Internet Distribution

         While the number of businesses utilizing the Internet as a vehicle of product marketing has grown rapidly, it is not known whether this market will continue to develop such that sufficient demand for the Company's services will emerge and become sustainable. Similarly, it is not known whether individuals will utilize the Internet to any significant degree as a means of purchasing goods and services or effecting payment. The adoption of the Internet for commerce, particularly by those individuals and enterprises that historically have relied upon traditional means of commerce, will require a broad acceptance of new methods of conducting business and exchanging information. Moreover, the security and privacy concerns of existing and potential users of the Company's services, as well as concerns related to confidentiality, may inhibit the growth of Internet commerce generally. The Internet may not prove to be a viable commercial marketplace because of inadequate development of the necessary infrastructure, such as adequate capacity, a reliable network backbone or timely development of complementary products, such as high speed modems. There can be no assurance that commerce over the Internet will become widespread or that a market for the Company's products will emerge over this medium.

Risks Associated with International Expansion

         A component of the Company's strategy is its planned expansion into international markets. To date, the Company has no experience in marketing and distributing its products internationally. There can be no assurance that the Company will be able to successfully market, sell and deliver its products in these markets. In addition, there are certain risks inherent in doing business in international markets such as unexpected changes in regulatory requirements, export restrictions, export controls, tariffs and other barriers, political instability, fluctuations in currency exchange rates and potentially adverse tax consequences, which could adversely impact the success of the Company's international operations. There can be no assurance that one or more of such factors will not have a material adverse effect on the Company's future international operations and, consequently, on the Company's business, financial condition or operating results.

         In addition, while U.S. and Canadian copyright law, international conventions and international treaties may provide meaningful protection against unauthorized duplication of software, the laws of some foreign jurisdictions may not protect proprietary rights to the same extent as the laws of Canada or the United States. Software piracy has been, and can be expected to be, a persistent problem for the software industry. Although to date the Company has not experienced any of the foregoing factors to any significant extent, there can be no assurance that these factors will not be experienced by the Company in the future.

Proprietary Rights and Risk of Infringement

         The Company relies on a combination of copyright and trademark laws, trade secrets, confidentiality procedures and contractual provisions to protect its proprietary rights. The Company also believes that factors such as the technological and creative skills of its personnel, new product developments, frequent product enhancements and name recognition are essential to establishing and maintain a technological leadership position. The Company seeks to protect its software, documentation and other written materials under trade secret and copyright laws that afford only limited protection. Despite the Company's efforts to protect its proprietary rights, unauthorized parties may attempt to copy aspects of the Company's products or to obtain and use information that the Company regards as proprietary. Policing unauthorized use of the Company's products is difficult, and while the Company is unable to determine the extent to which piracy of its multimedia products exists, piracy can be expected to be a persistent problem. The Company distributes its multimedia products in the United States and Canada. There can be no assurance that the Company will not distribute its multimedia products in the future to countries where the enforcement of proprietary rights may be uncertain.

         The Company is not aware that its products are infringing any proprietary rights of third parties. However, on June 9, 1997 the Company received a letter from counsel to Laser Media Inc. ("LM") claiming that LM owns a federal trademark registration for the mark "Lasermedia" and alleging that the Company's use of the mark "Lasermedia" in its Internet domain name constitutes an infringement of LM's trademark rights. LM is located in Los Angeles, California. LM demands that the Company immediately cease using the name and mark "Lasermedia". The Company has confirmed that LM owns federal trademark registrations for the mark "Lasermedia" and for several other marks using the term "Lasermedia". The Company responded to LM by offering to change its domain name. However, LM has instituted a compliant procedure with Network Solutions. Network Solutions, under the authority of the Depar(TM)ent of Defense, assigns Internet domain names on a first-come, first-serve basis. If there is a conflict, Network Solutions can suspend the use of the name. It has no authority to impose any other legal remedy. The Company has offered a compromise to share the "Lasermedia" domain name with differentiations and cross-references. LM has declined this solution. The Company intends to continue to seek an amicable compromise of this matter.The Company has filed trademark applications in both the U.S. and Canada for "LaserMedia". There can be no assurance, however, that third parties will not claim infringement by the Company of their intellectual property rights. The Company expects that multimedia product developers will increasingly be subject to infringement claims as the number of products and competitors in the Company's industry segment grows and the functionality of products in different industry segments overlaps. Any such claims, with or without merit, could be time-consuming to defend, result in costly litigation, divert management's attention and resources, and cause product shipment delays. In addition, such claims could require the Company to cease the manufacture, use and sale of allegedly infringing products, and to incur significant costs and expenses to develop non-infringing products or to obtain licenses. There can be no assurance that the Company would be able to develop alternative products or to obtain such licenses or, if a license were obtainable, that the terms would be commercially acceptable to the Company. In the event of a successful claim of product infringement against the Company and failure or inability of the Company to license the infringed or similar technology, the Company's business, operating results and financial condition would be materially adversely affected.


Dependence on Key Personnel

         The Company believes that its future success will depend in large part upon the services of its President Erik Schannen. Mr. Schannen's employment agreement with the Company is for five year term which began June 27, 1997. At the end of this five year term, Mr. Schannen has the option to renew the employment agreement for a further term of five years upon the same terms and conditions. However, the Company currently has no key-man insurance for Erik Schannen. There can be no assurance that other persons of similar talent would be available to the Company if Mr. Schannen was not available.

Management of Growth

         The Company is currently experiencing rapid growth and expansion, which has placed, and will continue to place, a significant strain on its administrative, operational and financial resources, and increased demands on its systems and controls. This growth has resulted in a continuing increase in the level of responsibility for both existing and new management personnel. The Company anticipates that its continued growth will require it to recruit, hire, train and retain a substantial number of computer consultants, managers, and sales and marketing personnel. The Company's ability to manage its growth successfully will also require the Company to continue to expand and improve its operating, management and financial systems and controls on a timely basis. There can be no assurance that the Company will be able to manage this growth effectively, and if unable, to do so, the Company's business, operating results and financial condition will be materially adversely affected.

Manufacturing Risks

         The Company's products are manufactured by unaffiliated third parties in accordance with the Company's specifications. While the Company to date has not experienced any material delays or interruptions in the manufacture of the Company's products, there can be no assurance that such delays or interruptions will not occur or, if any do occur, that they could be remediated without further delay and without materially and adversely affecting the Company's business, operating results or financial condition. Unanticipated delays in receipt of shipments or price increases from any of the Company's contract manufacturing sources could adversely affect the Company's business.

Product Liability

         Although the Company has not experienced any product liability claims, the sale and support of products by the Company entails the risk of such claims. The Company currently maintains product liability insurance and is required to maintain same according to its various distribution agreements. A successful product liability claim brought against the Company could have a material adverse effect upon the Company's business, operating results and financial condition.

Dividends

         It is the current policy of the Company's board of directors to retain any earnings to finance the operations and expansion of the Company's business. The Company's loan agreement with Cune Management Inc. prohibits the declaration or payment of cash dividends. Therefore, the payment of any cash dividends on the common shares is unlikely in the foreseeable future.

Potential Volatility of Stock Price

         The trading price of the common shares is likely to be highly volatile and may be significantly affected by factors such as actual or anticipated fluctuations in the Company's operating results, announcements of technological innovations, new products or new contracts by the Company or its competitors, developments with respect to the copyrights or proprietary rights, conditions and trends in the multimedia industry, adoption of new accounting standards affecting the multimedia industry, changes in financial estimates by securities analysts, general market conditions and other factors. In addition, the stock market has from time to time experienced significant price and volume fluctuations that have particularly affected the market prices for the common stocks of technology companies. The Company's common shares are being traded on the Canadian Dealer Network on the over-the-counter market. The public float is approximately 3,000,000 common shares. Broad market fluctuations may materially adversely affect the market price of the common shares.

ITEM 2.           DESCRIPTION OF PROPERTY

         The Company's principal product research and development, marketing, sales, customer support, administrative, and warehousing activities are conducted from an approximately 10,000 square feet facility located at 11 Charlotte Street, Toronto, Ontario, M5V 2H5. This facility is leased to the Company by an unaffiliated third party for a term of five years expiring April 16, 2002.

         Management believes that should it be needed, suitable additional space will be available to accommodate expansion of the Company's operations on commercially reasonable terms.

ITEM 3.  LEGAL PROCEEDINGS

Trademark Claims

         On June 9, 1997 the Company received a letter from Laser Media Inc. ("LM") of Los Angeles, California which requested that the Company cease and desist using the domain name "Lasermedia" on the Internet. The Company offered to change its domain name. However, LM chose to institute a compliant procedure with Network Solutions ("Network Solutions"). Network Solutions, under the authority of the Depar(TM)ent of Defense, assigns Internet domain names on a first-come, first-serve basis. If there is a conflict, Network Solutions can suspend the use of the name. It has no authority to impose any other legal remedy. The Company has offered a compromise to share the "Lasermedia" domain name with differentiations and cross-references. LM has declined this solution. The Company intends to continue to seek an amicable compromise of this matter. The Company has filed trademark applications in both the U.S. and Canada for "LaserMedia."

ITEM 4.  CONTROL OF REGISTRANT

         The following table sets forth certain information regarding the beneficial ownership of the Company's common stock as of January 29, 1998 by (i) all stockholders known by the Company to be beneficial owners of more than 10% of the outstanding common stock, and (ii) all executive officers and directors of the Company as a group.


            IDENTITY OF                       SHARES
          PERSON OR GROUP                     OWNED                PERCENT
          ---------------                     ------               -------
Schannen, Erik                              3,500,000              26.9%
Lasermedia Communications
Corp., 11 Charlotte Street,
Toronto, Ontario M5V 2H5
All directors and officers                  3,530,000              27.1%
as a group (4 persons)

         As far as known to the Company, the Company is not directly or indirectly owned or controlled by another corporation or by any governmental authority. The Company does not know of any arrangements which may at a subsequent date result in a change in control of the Company.

ITEM 5.  NATURE OF TRADING MARKET

Trading History; Dividends

         On August 14, 1997 the common shares of the Company commenced trading and quotation on the Canadian Dealing Network Inc. ("CDN"), the over-the-counter market in Ontario. The common shares are quoted on CDN under the trading symbol "LMCD". The common shares of the Company are not traded on any United States market. The following table presents the low and high trading ranges and average weekly trading volume of the common stock of the Company (in Canadian dollars) during the third quarter and fourth quarter of fiscal 1997:




                   FISCAL                                                                                AVG. WEEKLY
                  QUARTER                                 LOW                      HIGH                    VOLUME
                  -------                                 ---                      ----                  -----------
August 14 - September 30, 1997                          CDN$1.45                 CDN$1.70                  267,803

October 1 - December 31, 1997                           CDN$0.80                 CDN$1.75                  187,105

January 1, 1998 - March 31, 1998                        CDN$0.75                 CDN$1.85                1,251,980


         The Company has paid no cash dividends on the common shares and does not intend to do so in the foreseeable future. Rather, the Company intends to retain its earnings, if any, to provide capital for product development and Company growth.

         The authorized capital of the Company consists of an unlimited number of Common Shares and 2,000,000 voting preference shares. The number of preference shares issuable by the Company at any one time is limited to 500,000.

         The Company believes that approximately 99,500 common shares are owned of record by 12 persons resident in the United States.

ITEM 6.  EXCHANGE CONTROLS AND OTHER LIMITATIONS AFFECTING
         SECURITY HOLDERS

         There are no governmental laws, decrees or regulations in Canada that restrict the export or import of capital, including, but not limited to, foreign exchange controls, or that affect the remittance of dividends, interest or other payments to nonresident holders of the Company's common stock, other than withholding tax requirements. Any such remittances, however, are subject to withholding tax.

         There is no limitation imposed by Canadian law or by the Company's bylaws or other constituent documents of the Company on the right of nonresident or foreign owners to hold or vote shares of common stock, other than as provided in the Inves(TM)ent Canada Act (Canada) (the "Inves(TM)ent Canada Act"). The following summarizes the principal features of the Inves(TM)ent Canada Act.

         The Inves(TM)ent Canada Act requires certain "non-Canadian" (as defined in the Inves(TM)ent Canada Act) individuals, governments, corporations and other entities who wish to acquire control of a "Canadian business" (as defined in the Inves(TM)ent Canada Act) to file either a notification or an application for review with the Director of Inves(TM)ents appointed under the Inves(TM)ent Canada Act. The Inves(TM)ent Canada Act requires that in certain cases an acquisition of control of a Canadian business by a "non-Canadian" must be reviewed and approved by the Minister responsible for the Inves(TM)ent Canada Act on the basis that the Minister is satisfied that the acquisition is "likely to be of net benefit to Canada", having regard to criteria set forth in the Inves(TM)ent Canada Act.

         With respect to acquisitions of voting shares, only those acquisitions of voting shares of a corporation that constitute acquisitions of control of such corporation are reviewable under the Inves(TM)ent Canada Act. The Inves(TM)ent Canada Act provides detailed rules for the determination of whether control has been acquired, and, pursuant to those rules, the acquisition of one-third or more of the voting shares of a corporation may, in some circumstances, be considered to constitute an acquisition of control. Certain reviewable acquisitions of control may not be implemented before being approved by the Minister responsible for the Inves(TM)ent Canada Act. If the Minister does not ultimately approve a reviewable acquisition which has been completed, the non-Canadian person or entity may be required, among other things, to divest itself of control of the acquired Canadian business. Failure to comply with the review provisions of the Inves(TM)ent Canada Act could result in, among other things, a court order directing the disposition of assets or shares.

ITEM 7.  TAXATION

         The following summary of the material Canadian federal income tax considerations generally applicable in respect of the common shares reflects the Company's opinion. The tax consequences to any particular holder of common shares will vary according to the status of that holder as an individual, trust, corporation or member of a partnership, the jurisdiction in which that holder is subject to taxation, the place where that holder is resident and, generally, according to that holder's particular circumstances. This summary is applicable only to holders who are resident in the United States, have never been resident in Canada, deal at arm's-length with the Company, hold their common shares as capital property and who will not use or hold the common shares in carrying on business in Canada. Special rules, which are not discussed in this summary, may apply to a United States holder that is an issuer that carries on business in Canada and elsewhere.

         This summary is based upon the provisions of the Income Tax Act of Canada and the regulations thereunder (collectively, the "Tax Act, or ITA") and the Canada-United States Tax Convention as amended by the Protocols thereto (the "Tax Convention") as at the date of the Registration Statement and the current administrative practice of Revenue Canada, Customs, Excise and Taxation. This summary does not take into account Canadian provincial income tax consequences.

         This summary is not exhaustive of all possible income tax consequences. It is not intended as legal or tax advice to any particular holder of common stock and should not be so construed. Each holder should consult his or her own tax advisor with respect to the income tax consequences applicable to such holder in his or her own particular circumstances.

North American Free Trade Agreement (Canada)

         The Inves(TM)ent Canada Act was amended with the North American Free Trade Agreement (NAFTA) to provide for special review thresholds for Americans (including "American-controlled "entities" as defined in the Inves(TM)ent Act). Under the Inves(TM)ent Canada Act, as amended, an inves(TM)ent in the Registrant's common shares by an American would be reviewable only if it was an inves(TM)ent to acquire control of the Registrant and the value of the assets of the Registrant was equal to or greater than a specified amount (the "Review Threshold"), which increases in stages. The Review Threshold is currently CDN$150 million and remains at CDN$150 million in constant 1992 dollars (calculated as prescribed in the Inves(TM)ent Act) after 1992.

Disposition of Common Shares

         If a non-resident were to dispose of common shares of the Company to another Canadian corporation which deals or is deemed to deal on a non-arm's length basis with the non-resident and which, immediately after the disposition, is connected with the Company (i.e., which holds shares representing more than 10% of the voting power and more than 10% of the market value of all issued and outstanding shares of the Company), the amount by which the fair market value of any consideration (other than any shares of the purchaser corporation) exceeds the paid-up capital of the common shares sold will be deemed to be taxable as a dividend paid by the purchasing corporation, either immediately or eventually by means of a deduction in computing the paid-up capital of the purchasing corporation, and subject to withholding taxes as described below.

         Under the Tax Act, a gain from the sale of common shares by a non-resident will not be subject to Canadian tax, provided the shareholder (and/or persons who do not deal at arm's length with the shareholder) have not held a "substantial interest" in the Company (25% or more of the shares of any class of the Company's stock) at any time in the five years preceding the disposition. Generally, the Tax Convention will exempt from Canadian taxation any capital gain realized by a resident of the United States, provided that the value of the common shares is not derived principally from real property situated in Canada.

Dividend

         In the case of any dividends paid to non-residents, the Canadian tax is withheld by the Company, which remits only the net amount to the shareholder. By virtue of Article X of the Tax Convention, the rate of tax on dividends paid to residents of the United States is generally limited to 15% of the gross dividend (or 5% in the case of certain corporate shareholders owning at least 10% of the Company's voting shares pending ratification of the Protocol amending the treaty; the Protocol has been ratified by the USA and is awaiting ratification in Canada). In the absence of the Tax Convention provisions, the rate of Canadian withholding tax imposed on non-residents is 25% of the gross dividend. Stock dividends received by non-residents from the Company are taxable by Canada as ordinary dividends and therefore the withholding tax rates will be applicable.

         Where a holder disposes of common shares to the Company (unless the Company acquired the common shares in the open market in the manner in which shares would normally be purchased by any member of the public), this will result in a deemed dividend to the U.S. holder equal to the amount by which the consideration paid by the Company exceeds the paid-up capital of such stock. The amount of such dividend will be subject to withholding tax as described above.

Capital Gains

         A non-resident of Canada is not subject to tax under the ITA in respect of a capital gain realized upon the disposition of a share of a class that is listed on a prescribed stock exchange unless the share represents "taxable Canadian property" to the holder thereof. A common share of the Company will be taxable Canadian property to a non-resident holder if, at any time, during the period of five years immediately preceding the disposition, the non-resident holder, persons with whom the non-resident holder did not deal at arm's length, or the non-resident holder and persons with whom he/she did not deal at arm's length owned 25% or more of the issued shares of any class or series of the Company. In the case of a non-resident holder to whom shares of the Company represent taxable Canadian property and who is resident in the United States, no Canadian tax will be payable on a capital gain realized on such shares by reason of the Tax Convention unless the value of such shares is derived principally from real property situated in Canada or the non-resident holder previously held the shares while resident in Canada. The Company believes that the value of its common shares is not derived from real property situated inside Canada.

ITEM 8.  SELECTED FINANCIAL DATA

         The following tables provide a summary of certain financial information for fiscal years 1994 through 1996, and for the nine months ended September 30, 1997. The selected financial data set forth below as of December 31, 1996, 1995 and 1994 (audited), and September 30, 1997 and 1996 (unaudited) have been derived from the Company's financial statements which were prepared in accordance with generally accepted accounting principles in Canada ("Canadian GAAP"), which are different in some respects from generally accepted accounting principles in the United States ("U.S. GAAP"). See the reconciliation footnote set forth in Note 8 to the Financial Statements appearing under Item 19 hereof. The information presented should be read in conjunction with such Consolidated Financial Statements and related Notes thereto and "Management's Discussion and Analysis of Financial Condition and Results of Operations".

                         LASERMEDIA COMMUNICATIONS CORP.
                       BALANCE SHEET DATA (CANADIAN GAAP)





                                                                BALANCE SHEET                    COMBINED BALANCE SHEETS
                                                                  (UNAUDITED)1                     AS OF DECEMBER 31 2
                                                              AS OF SEPTEMBER 30, 1997           1996                1995
                                                              ------------------------           ----                ----
ASSETS
CURRENT
   Cash                                                          CDN$1,711,032                CDN$ 28,966          CDN$1,870
   Accounts receivable                                                 392,796                    132,929            183,748
   Allowance for uncollectable receivables                                  --                         --                 --
   Subscriptions receivable                                             14,900                         --                 --
   Inventory                                                            56,187                      6,393                 --
   Prepaid expenses and sundry assets                                   75,415                         --              9,857
   Due from related companies                                          489,188                         --                 --
   Loans receivable                                                         --                         --             16,069
                                                                 -------------                -----------        -----------
                                                                     2,739,518                    168,288            211,544
CAPITAL ASSETS (Note 2)                                                568,149                    115,011             90,920
PRODUCT DEVELOPMENT COSTS                                              414,609                    288,269            181,405
GOODWILL                                                               507,791                          1                 --
                                                                 -------------                -----------        -----------
TOTAL ASSETS                                                     CDN$4,230,067                CDN$571,569        CDN$483,869
                                                                 =============                ===========        ===========

LIABILITIES

CURRENT
   Bank loan                                                       CDN$195,833               CDN$      --        CDN$     --
   Accounts payable and accrued liabilities                            537,318                    129,834            173,871
   Loan payable (Note 3)                                                17,500                     10,000             10,000
   Current portion of long term debt                                     6,310                     17,246             13,243
                                                                 -------------                -----------        -----------
                                                                       756,961                    157,080            197,114
                                                                 -------------                -----------        -----------
LONG TERM DEBT (Note 4)                                                 79,374                      5,877             23,123
DUE TO RELATED COMPANIES (Note 5)                                           --                    291,786                 --
                                                                 -------------                -----------        -----------
DEFERRED INCOME TAXES                                              CDN$940,335                CDN$526,743        CDN$265,637
                                                                 -------------                -----------        -----------
                                                                   CDN$104,000                CDN$ 72,000        CDN$ 45,400
SHAREHOLDERS' EQUITY

CAPITAL STOCK (Note 6)                                                      --                         --                 --
  Preferred Stock, no par value per share; 2,000,000
    voting preferred shares authorized; no shares
    issued and outstanding. 3
  Common Stock, no par value per share; unlimited
   shares of common stock authorized; 12,978,344
   issued and outstanding.
PAID IN CAPITAL                                                      3,036,403                     99,296                  2
RETAINED EARNINGS (DEFICIT)                                            253,329                    (54,470)            218,230
                                                                 -------------                -----------         -----------
                                                                     3,289,732                     44,826             218,232
                                                                 -------------                -----------         -----------

TOTAL LIABILITIES AND SHAREHOLDERS EQUITY                        CDN$4,230,067                CDN$571,569         CDN$483,869
                                                                 =============                ===========         ===========




1. The unaudited statement of operations for the nine month period ended September 30, 1997 give effect to a reverse takeover acquisition using the purchase method of accounting. The consolidated financial statement represents a continuation of the financial statements of the wholly-owned subsidiary, Lasermedia. The only other subsidiary of the Company, Verisim, has not as yet generated revenue.

2. The selected data as of and for the years ended December 31, 1996 and 1995 are derived from the audited financial statements of the Company. The combined financial statements include Laserset Graphics Inc., which was acquired by Lasermedia in the fourth quarter of 1997 and was subsequently amalgamated on December 31, 1997. The figures for September 30, 1997 only relate to Lasermedia, a subsidiary of the Company. The only other subsidiary of the Company, Verisim, has not as yet generated revenue.



3. The number of preference shares that can be issued by the Company at any one time is limited to 500,000.

                         LASERMEDIA COMMUNICATIONS CORP.
                  STATEMENT OF OPERATIONS DATA (CANADIAN GAAP)



                                                      STATEMENTS OF
                                                 OPERATIONS (UNAUDITED) 1
                                                         AS OF                               COMBINED STATEMENTS OF OPERATIONS
                                                      SEPTEMBER 30                                   AS OF DECEMBER 31 2
                                                1997               1996                    1996             1995             1994
                                                ----               ----                    ----             ----             ----
SALES                                       CDN$2,285,325       CDN$287,366            CDN$659,617      CDN$583,048      CDN$481,462
COST OF SALES                                     269,532           202,280                449,181          323,009          217,649
                                               ----------       -----------            -----------        ---------       ----------
GROSS MARGIN                                    2,015,793            85,086                210,436          260,039          263,813
                                               ----------       -----------            -----------        ---------       ----------
EXPENSES
  Selling costs                                   287,352            53,245                 70,993           11,069               --
  General and administrative3                   1,192,385            93,549                214,664          110,963          129,852
  Research and development                         41,338              --                   69,402           28,918             --
                                               ----------       -----------            -----------        ---------       ----------
                                                1,521,075           146,794                355,059          150,950          129,852
                                               ----------       -----------            -----------        ---------       ----------
  Income (loss) before income taxes               494,718           (61,708)              (144,623)         109,089          133,961
                                               ----------       -----------            -----------        ---------       ----------
  Provision for (recovery of) income
    taxes
    - current                                     127,000                --               (15,400)            9,600            5,800
    - deferred                                     32,000                --                 26,600           18,400           27,000
    - reduction due to application of
        losses                                   (82,800)              --                     --               --               --
                                               ----------       -----------            -----------        ---------       ----------
                                                   76,200              --                   11,200           28,000           32,800
                                               ----------       -----------            -----------        ---------       ----------
NET INCOME (LOSS)                              $  418,518       $   (61,708)           $  (155,823)       $  81,089       $  101,161
                                               ==========       ===========            ===========        =========       ==========

NUMBER OF SHARES ISSUED                        12,978,344         7,000,000
                                               ==========       ===========

BASIC EARNINGS (LOSS) PER SHARE                  CDN$0.04        CDN$(0.01)






1 The unaudited statement of operations for the nine month period ended September 30, 1997 and 1996 give effect to a reverse acquisition transaction using the purchase method of accounting. These consolidated financial statements represent a continuation of the financial statements of the wholly-owned subsidiary, Lasermedia. The only other subsidiary of the Company, Verisim, has not as yet generated revenue.

2 The selected data as of and for the years ended December 31, 1996, 1995 and 1994 are derived from the audited financial statements of the Company. The combined financial statements include Laserset Graphics Inc., which was acquired by Lasermedia in the fourth quarter of 1997 and was subsequently amalgamated on December 31, 1997. The comparative figures for September 30, 1997 and 1996 only relate to Lasermedia, a subsidiary of the Company. The only other subsidiary of the Company, Verisim, has not as yet generated revenue.

3 The Company issued 1,850,000 shares of common stock in lieu of consulting services performed having a fair market value of C$462,500 which is included in this figure.

ITEM 9.  MANAGEMENT'S DISCUSSION OF FINANCIAL CONDITION AND
         OPERATING RESULTS FOR LASERMEDIA

Discussion of Operations

Nine Month Period Ended September 30, 1997

         For the nine months ended September 30, 1997, the Company recognized net income of CDN$494,718 compared to a net loss of CDN$61,708 for the nine month period ended September 30, 1996. The increase in income is attributable to the sale by the Company of its Active Trainer(TM) family of software to Softech L.P. for CDN$1,950,000. Excluding this transaction, the Company would have incurred a CDN$1,455,282 loss during the nine month period.


         Product sales during the nine month period ended September 30, 1997 increased by approximately CDN$48,000 to CDN$335,325 from CDN$287,366 for the comparable period of 1996. This increase is attributed to higher unit sales which have resulted from enhanced product distribution. Costs of sales increased approximately CDN$60,000 during the nine month period over the costs of sales for the nine month period ended September 30, 1996. Thus, the gross margin on product sales decreased during this nine month period by approximately CDN$19,300, from CDN$85,086 in 1996 (29% of product sales) to $65,793 in 1997
(19.6% of product sales). The Company anticipates that at least until it has paid to Softech L.P. the sum of CON$1,950,000, the obligation to purchase products from and pay royalties to Softech L.P. will adversely impact the Company's cost of sales and gross sales margin. In 1997, costs of sales included CDN$76,000 of advertising costs, and payments to Softech L.P.



        Currently, in excess of 90% of the Company's revenue is derived from product sales in the U.S. The Company also sells products in Canada, Australia, England and Italy. The sales in Australia, England and Italy are to customers who pay cash on delivery.



         The company's research and development expenditures are primarily to develop on-line gaming through Verisim, to upgrade current products and develop new products.



         During the nine months ended September 30, 1997, the Company's staff increased from 7 to 35 employees. This resulted in an increase of approximately 623% of office and general expenses over office and general expenses during the nine months ended September 30, 1996. Consulting fees during the nine month period included the value of shares of stock issued to consultants in the formation of the Company. Sales and marketing fees increased approximately 440% over sales and marketing fees during the nine months ended September 30, 1996, as a result of advance payments to distributors, increased product distribution and greater advertising and promotion costs.

Fiscal Year Ended December 31, 1996 Compared with Year Ended December 31, 1995


         For the year ended December 31, 1996, the Company had sales of CDN$659,617 compared to sales of CDN$583,048 for the period ended December 31, 1995. This was an increase of 13%. This increase is attributable to higher unit sales of Active Trainer(TM). Cost of sales for the period of CDN$449,181 increased by CDN$126,172 or 39% compared to CDN$323,009 due to increase in unit sales and development costs. This resulted in gross margins declining from 44.5% of sales in fiscal year 1995 to 31.9% of sales in fiscal year 1996. Expenses of CDN$355,059 increased by 135% (CDN$204,109) largely because of increased wages and benefit costs, higher costs associated with expanded participation in various trade shows, and higher office and general expenses.


         During this period, the Company experienced a net loss of CDN$144,623 compared to a profit of CDN$109,089 for the period ended December 31, 1995.

Fiscal Year Ended December 31, 1995 Compared with Year Ended December 31, 1994

         For the year ended December 31, 1995, the Company had sales of CDN$583,048 compared to sales of CDN$481,462 for the period ended December 31, 1994. This increase of 21% is attributable to the commencement of Active Trainer(TM) sales. Cost of sales for the period of CDN$323,009 increased by CDN$105,360 or 48% compared to CDN$217,649. Expenses of CDN$150,950 increased by 16% (CDN$21,098) largely because of higher professional fees, advertising and promotion expenses and telephone costs. A lower bad debt experience (CDN$821 compared to CDN$20,657) was offset by higher amortization expenses (CDN$58,382 compared to CDN$29,884).

         During this period, the Company experienced net income of CDN$109,089 compared to net income of CDN$133,961 for the period ended December 31, 1994.

Liquidity and Capital Resources

         The Company's principal working capital needs are for the production, carrying and marketing of products, developing and acquiring new products, and maintaining and updating its Internet website. Through December 31, 1996, the Company funded its operations with cash from operations, capital from stock sales and advances from affiliates. During the nine months ended September 30, 1997, the Company funded its operations from product sales, sale of the Active Trainer((TM)) family of software, capital from stock sales, and borrowings from commercial sources.

         As of September 30, 1997, the Company had net working capital of CDN$2,027,144 of which CDN$1,711,032 was represented by cash. Working capital was provided primarily from the sale of the Active Trainer(TM) family of software to Softech L.P., an unaffiliated limited partnership, for CDN$1,950,000. Working capital was also provided by product sales as well as loans from the Ontario Film Development Corporation and another unrelated third party. The loan from the Ontario Film Development Corporation is unsecured and non-interest bearing. The loan had a $10,000 balance as of September 30, 1997. The loan from another unrelated party is unsecured, bears interest at 7% per annum, and is due on demand. The loan had a $7,500 balance as of September 30, 1997.

         During the first quarter of 1997, the Company settled its CDN$40,000 debt to one of its shareholders, Cune Management Limited, a financial consulting firm. The loan from Cune Management Limited was non-interest bearing and there is no reconciling disclosure with respect to U.S. GAAP with regard to the recognition of the fair value of interest expense since it is not material. However, on September 18, 1997, the Company agreed to loan Cune Management Inc., from time to time, the principal sum, in the aggregate of up to CDN$250,000. The loan bears interest at the rate of 12% per annum. Cune Management Inc. may repay the loan from time to time in whole or in part without penalty, notice or bonus. The loan is scheduled to mature on September 18, 1998. Cune Management Inc. created a security interest in its shares of the Company's common stock for the benefit of the Company as security for the loan. The Company entered into the loan agreement with Cune Management Inc. for investment purposes. As of January 29, 1998, Cune Management Inc. held 250,149 shares of the Company's common stock as well as Warrants to purchase 150,000 shares of the Company, which are exercisable at any time through March 31, 2002.

         During the fourth quarter of 1996, the Company settled its CDN$251,786 debt to Laserset Graphics Inc., which was acquired by Lasermedia in the fourth quarter of 1997 and was subsequently amalgamated on December 31, 1997.

         The Company is in repayment under a loan agreement with the Bank of Nova Scotia. The loan proceeds were used to finance leasehold improvements. The loan bears interest at an annual rate equal to the bank's prime rate plus 2.5%, is due on demand, and is secured by a general security agreement encumbering all of the Company's assets. The loan balance was $195,000 as of September 30, 1997. The Company is currently negotiating to obtain a $300,000 line of credit from the Bank of Nova Scotia.

         The Company expects to meet its short-term liquidity needs using its cash resources, revenue from product sales, and borrowings. The Company believes that these sources of cash will be sufficient to meet its operating needs for at least 12 months. The Company may undertake one or more capital formation transactions, including the public offering or private placement of shares of capital stock, to meet its long-term product development and acquisition goals. There can be no assurance that funds will be available to the Company in sufficient amounts to finance the growth of the business.




         The Company's products generally retail at approximately US$45.00 and wholesale at US$30.00 with a cost to the Company of 7.00 (US$5.00) exclusive of research and development costs and fees payable to Softech, L.P.


         The Company believes that the technology it is developing has broad uses beyond the Company's products and services. Accordingly, as an integral part of its business, the Company intends to enter into license, royalty, use, license/leaseback and similar transactions to enhance its revenue. The sale of the Active Trainer(TM) family of software is the first of these types of transactions that the Company hopes to undertake to realize upon the value of its technology. Lasermedia is the exclusive reseller of the Active Trainer(TM) family of software and pays a royalty to Softech L.P. equal to 70% of the gross receipts from the sale of Active products minus certain costs such as the cost of purchasing Active products from Softech L.P., costs of goods sold (e.g. shipping, duties and taxes, packaging, manufacturing), general administrative costs (e.g. insurance, copyrights and patents, defense of copyrights and patents, translations), advertising and marketing costs, and up to CDN$50,000 in employment costs. After Softech L.P. has been paid CDN$1,950,000, Softech L.P.'s royalty rate declines to 30%. As of March 31, 1998, Lasermedia has paid $250,000 to Softech L.P. Lasermedia is obligated to purchase a minimum of CDN$62,500 worth of Active product units for each fiscal quarter in 1998. Lasermedia has not yet achieved sales in excess of the minimum guarantee. The units are subject to declining prices ranging from CDN$8.00 per unit for the first 100,000 units to CDN$3.25 per unit after 750,000 units have been purchased. Lasermedia entered into the sale and license-back transaction with Softech L.P. to accelerate realization of value of technology developed by Lasermedia, which, because of technological advances, could have limited long term proprietary value. The Company plans to engage in a number of sale and license-back transactions with other new software technology it develops. Proceeds from the sale of software technology will be used to defray operating expenses and to support research and development. Approximately $1 million of the CDN$1,950,000 received by Lasermedia from the sale of the Active Trainer((TM)) family of software was allocated to research and development.

         In connection with the sale and leaseback transaction, Lasermedia issued to Softech L.P. a Series E Warrant to purchase 2,866,666 shares of Lasermedia's common stock at an exercise price of CDN$0.75 per share. The Series E Warrant is scheduled to expire, unless sooner exercised, in March 2002. Softech L.P. distributed the Series E Warrant to its partners.

Year 2000

         All of the Company's products, programs, services, and other computer equipment are year 2000 compliant. The Company is completing a preliminary assessment of year 2000 issues faced by its suppliers and major customers. Based on a preliminary assessment, the Company does not believe that the year 2000 issue will have a material adverse effect on the Company's results of operations and financial condition.


Foreign Currency Strategy


         The Company has not adopted and does not intend to adopt, a strategy to hedge against fluctuations in foreign currency. However, the Company does reserve the right to implement such a strategy in the future. Currently in excess of 90% of the Company's revenue is derived from sales in the U.S. The Company's costs are generally paid in Canadian dollars. As the Canadian dollar is depressed in comparison to the U.S. dollar, the Company's costs are lower than if such costs were paid in U.S. dollars.

Inflation

         The Company has not experienced any significant inflationary cost increases during the past three fiscal years.

ITEM 10. DIRECTORS AND EXECUTIVE OFFICERS


         The following table sets forth information regarding the executive officers and directors of the Company:


              NAME                              AGE                          OFFICE
Erik Schannen                                    30                President and Director
Brian Gibson                                     41                Chief Operating Officer, Chief
                                                                   Financial Officer
Gordon Cowie                                     60                Director
Samuel Paul                                      64                Secretary and Director

         The Company's by-laws provide for a board consisting of five directors, but allows board actions as long as there are at least three directors. Vacancies on the board of directors may be filled by board action pending the election of directors at an annual or special meeting of the stockholders. The board of directors does not anticipate appointing new directors to fill the vacancies on the board in the foreseeable future.

BUSINESS EXPERIENCE

         Mr. Schannen co-founded and has been the President of Lasermedia since 1994. Mr. Schannen has been involved in the computer graphics and software field for the past 12 years. Before founding Lasermedia, for seven years he was a principal of Laserset Graphics Inc., a graphic design company which was acquired by Lasermedia in the fourth quarter of 1997 and was subsequently amalgamated into Lasermedia on December 31, 1997. Mr. Schannen has a comprehensive knowledge of the industry, the technology and is able to program in several computer languages. He is currently an active member of IMAT, the International Multimedia Developers Association, and the Apple Multimedia Program; and is teaching a program in CD- ROM Publishing and Development at the Learning Annex (a major Toronto-based adult education facility).

         Mr. Gibson has been the Chief Operating Officer and the Chief Financial Officer of the Company since September 4, 1997. For more than five years before joining the Company, he served as a co-founder and principal of Information Systems Architects Inc., a software consulting firm. As Chief Operating Officer
(COO), Mr. Gibson is responsible for overseeing the management of the Company. Mr. Gibson is also the Chief Financial Officer. He attained his Chartered Accountancy designation with Coopers & Lybrand in 1982.

         Mr. Cowie has been a director of the Company since December 5, 1997. He has been a retired civil engineer since 1994. From 1990 to 1993, he was a self-employed engineer and worked on a number of projects including providing litigation support services, assisting in certain design aspects for industrial buildings in Toronto and preparing plans for residential sub-divisions. He has over 30 years experience in various engineering projects in Canada and Saudi Arabia.

         Mr. Paul has served as a director of the Company since February 14, 1997. He has served as the Chief Financial Officer of American Entertainment Group Inc. since 1993. From 1962 to 1993, Mr. Paul served as a founding member of the firm of Paul and Paul, Chartered Accountants, which specialized in financial and consulting services to small and medium sized businesses.

ITEM 11. EXECUTIVE COMPENSATION


Executive Compensation

         The following table sets forth certain summary information concerning the compensation awarded to, earned by, or paid to Erik Schannen, an officer and director of the company during fiscal 1996. Compensation was not paid to any other director or officer during 1996.



                      ANNUAL COMPENSATION                                                 LONG TERM COMPENSATION
     NAME AND                                          OTHER          SECURITIES       SHARES OR
    PRINCIPAL                                         ANNUAL            UNDER         RESTRICTED        LTIP         ALL OTHER
     POSITION       YEAR       SALARY     BONUS    COMPENSATION        OPTION        SHARE UNITS      PAYOUTS       COMPENSATION
     --------       ----       ------     -----    ------------        ------        -----------      -------       ------------
Erik Schannen       1996      $15,196      $ -       $ 18,150           Nil              Nil            N/A              Nil
President


         During fiscal 1996, no funds were set aside or accrued by the Company to provide pension, retirement or similar benefits for directors or executive officers.

ITEM 12. OPTIONS TO PURCHASE SECURITIES

1997 Stock Option Plan

         On June 27, 1997, the Company adopted an equity incentive plan (the "1997 Stock Option Plan"). Under the 1997 Stock Option Plan the Company may grant stock options to directors, officers, key employees, consultants and advisors to allow them to participate in the ownership and growth of the Company. The Board of Directors has discretion, within the limits of the 1997 Stock Option Plan and subject to the approval of such regulatory authorities as may have jurisdiction, to designate recipients, amounts, exercise prices and other terms and conditions of the stock options. At no time shall the number of shares reserved for issuance to any one person under the 1997 Stock Option Plan or otherwise exceed five (5%) percent of the outstanding shares. There are 1,029,000 shares of common stock reserved for issuance under the Plan. To date, 4,750 common shares have been issued upon exercise of options granted under this Plan.

         Under the 1997 Stock Option Plan, the full purchase price payable under the option shall be paid in cash upon the exercise thereof. Options may not be granted for a period exceeding ten (10) years.

         Under the 1997 Stock Option Plan, all options will terminate 30 days following the termination of the optionee's employment or other relationship with the Company. In the case of death or permanent and total disability of the optionee, his or her options will terminate six months following the death or permanent and total disability of the optionee.

         In the event the common shares are exchanged for securities, cash or other property of any other corporation or entity as the result of a reorganization, merger or consolidation in which the Company is not the surviving corporation, the dissolution or liquidation of the Company, or the sale of all or substantially all the assets of the Company, the board of directors of any successor corporation or entity may, in its discretion, as to outstanding options: (a) accelerate the exercise date or dates of such options;
(b) upon written notice to the holders thereof, provided the options have accelerated pursuant to item (a) above, terminate all such options prior to consummation of the transaction unless exercised within a prescribed period; (c) provide for payment of an amount equal to the excess of the market price of the common stock over the option price of the option shares as of the date of the transaction, in exchange for the surrender of the right to exercise such options; or (d) provide for the assumption of such options, or the substitution therefor of new options, by the successor corporation or entity. At February 2, 1998, a total of 37 persons held options to purchase 1,039,000 shares of the Company common stock at exercise prices ranging from CDN$0.90 to CDN$2.00 per share.

Executive Option Holders

         The following table lists options held by officers and directors of the Company.


         Name of                                                 Options              Exercise
      Option Holder                   Position                 Outstanding             Price

Erik Schannen               President                            150,000                  CDN $1.00
                                                                 100,000                       1.50

Brian Gibson                Chief Operating Officer              170,000                  CDN $0.90
                            Chief Financial Officer


Samuel Paul                 Director                              10,000                  CDN $1.50

Gordon Cowie                Director                              10,000                  CDN $1.25
                                                                  ------

All executive
officers and
directors (4 persons)                                            440,000
                                                                 =======




Employee Stock Purchase Plan

         On July 24, 1995 the Company established an Employee Stock Purchase Plan to facilitate the purchase of shares of the Company by employees, through payroll deductions, loans, guarantees or otherwise.

Warrants

         Each Warrant entitles the holder, subject to the terms and conditions set forth in the Warrant Certificate, to purchase from the Company one common share of the Company at the applicable exercise price at any time on or before March 31, 2002. The Company has six series of Warrants issued and outstanding, all of which feature the same terms and conditions but have varying exercise prices. All series of warrants were issued in connection with the acquisition of Lasermedia to warrantholders of that company. A total of 2,931,468 shares of common stock are reserved for issuance upon exercise of the Warrants. Through January 15, 1998, 1,035,198 warrants have been exercised and 1,035,198 shares of common stock have been issued in connection with the exercise thereof.

         No fractional Shares shall be issued upon exercise of any Warrants and no payments or adjus(TM)ents shall be made upon any exercise on account of any cash dividends on the Shares issued upon such exercise. If any fractional interest in the Shares would otherwise be deliverable upon the exercise of a Warrant, the Company shall, in lieu of delivering the fractional share therefor, pay to the Warrantholder an amount in cash equal to the fair market value of such fractional interest.

         The class, number of shares issuable upon exercise and the exercise price of the Warrants are subject to adjus(TM)ent in the event of a merger or sale of the Company into new warrants of the surviving Company. If the Company is unable to deliver Shares to the Warrantholder pursuant to the proper exercise of a Warrant, the Company may satisfy such obligations to the Warrantholder hereunder by paying to the Warrantholder in cash the difference between the Exercise Price of all unexercised Warrants and the fair market value of the Shares to which the Warrantholder would be entitled to upon exercise of all unexercised Warrants. The Exercise Price of the Warrants is subject to adjus(TM)ent if and when the Company issues shares of common stock to its stockholders at a price less than the fair market value.

ITEM 13. INTEREST OF MANAGEMENT IN CERTAIN TRANSACTIONS


Share Purchase Agreements for Laserset Graphics Inc.

         On October 16, 1997, Lasermedia, a subsidiary of the Company, acquired Erik Schannen's 50% interest in Laserset Graphics Inc. through the purchase of 100 shares of capital stock for CDN$100,000. Laserset Graphics Inc. is engaged in the business of computer design for industry. Mr. Schannen was the President, CEO and a Director of Lasermedia and was a founder and President of Laserset Graphics Inc. On November 19, 1997, Lasermedia acquired Cune Management's 50% interest in Laserset Graphics Inc. through the purchase of 100 shares of capital stock for CDN$100,000. Cune Management is currently a borrower of the Company (see below). On December 31, 1997, Laserset Graphics Inc. amalgamated (merged) into Lasermedia

Term Loan Agreement dated September 18, 1997

         The Company agreed to loan Cune Management Inc., from time to time, the principal sum, in the aggregate of up to CDN$250,000. The loan bears interest at the rate of 12% per annum. Cune Management Inc. may repay the loan from time to time in whole or in part without penalty, notice or bonus. The loan is scheduled to mature on September 18, 1998. Cune Management Inc. created a security interest in its shares of the Company's common stock for the benefit of the Company as security for the loan.

         Cune Management Inc. owns warrants to purchase 150,000 shares of the Company, which are exercisable at any time through March 31, 2002. Cune Management Inc. also holds 250,149 shares of the Company's common stock.

Acquisition of Lasermedia on June 27, 1997

         The Company acquired all the issued and outstanding common shares and common share purchase warrants of Lasermedia for a purchase price of CDN$8,300,000. The purchase price was satisfied by the issuance of 11,033,487 common shares, 600,000 Series A common share purchase warrants, 200,000 Series B common share purchase warrants, 200,000 Series C common share purchase warrants, 100,000 Series D common share purchase warrants, 2,866,666 Series E common share purchase warrants and 258,000 Series F common share purchase warrants. Erik Schannen, the President and a Director of the Company, owned 32.7% of the Lasermedia shares acquired by the Company. The value of Lasermedia was determined by an unaffiliated business valuation and litigation support company.

Acquisition of Verisim on May 23, 1997

         Lasermedia, a subsidiary of the Company, acquired all of the shares of capital stock of Verisim from all of its shareholders for a purchase price of $300,000. The purchase price was satisfied by the issuance of 100,000 shares of common stock of Lasermedia.

ITEM 14. DESCRIPTION OF REGISTRANT'S SECURITIES TO BE REGISTERED

         The Company's authorized capital stock consists of (i) an unlimited number of shares of common stock, no par value per share, of which 13,025,291 shares were issued and outstanding as of January 30, 1998, and (ii) 2,000,000 shares of preferred stock, of which no shares are currently issued and outstanding.

Preference Shares

         The Company is authorized to issue up to 2,000,000 shares of preference stock. The preference shares, if issued, will be senior to the common shares in liquidation, dissolution or winding-up of the Company. Pursuant to the Certificate of Incorporation of the Company, the Company Board by resolution may establish one or more series of preference stock having such number of shares, designation, relative voting rights, dividend rates, liquidation and other rights, preferences and limitations as may be fixed by the Company Board without any further stockholder approval. Such rights, preferences, privileges and limitations as may be established could have the effect of impeding the acquisition of control of the Company. There are no shares of preference stock issued and outstanding.

Common Shares

         Each Common Share is entitled to one vote on all matters presented to the shareholders, is entitled to dividends as and when declared by the directors of the Company and is entitled upon liquidation, dissolution or winding-up to a pro rata share of the assets of the Company distributable to the holders of common shares. The common shares carry no conversion or pre-emptive rights. The Company is authorized to issue an unlimited number of common shares. At
January 30, 1998, there were 13,025,291 common shares, no par value per share, issued and outstanding.

         There are no restrictions on the repurchase or redemption of common shares of the Company while there is any arrearage in the payment of dividends or sinking fund installments.

Warrants

         The Warrants entitle the holder, subject to the terms and conditions set forth in the Warrant Certificate, to purchase from the Company in exchange for each Warrant, one common share of the Company the applicable exercise price at any time on or before March 31, 2002. The Company has six series of Warrants issued and outstanding, all of which feature the same terms and conditions but have varying exercise prices. All series of warrants were issued in connection with the acquisition of Lasermedia to warrantholders of that company. A total of 2,931,468 shares of common stock are reserved for issuance. Through January 15, 1998, 1,035,198 warrants have been exercised and 1,035,198 shares of common stock have been issued in connection with the exercise thereof.

         No fractional Shares shall be issued upon exercise of any Warrants and no payments or adjus(TM)ents shall be made upon any exercise on account of any cash dividends on the Shares issued upon such exercise. If any fractional interest in the Shares would otherwise be deliverable upon the exercise of a Warrant, the Company shall, in lieu of delivering the fractional share therefor, pay to the Warrantholder an amount in cash equal to the fair market value of such fractional interest.

         The class, number of shares issuable upon exercise and the exercise price of the Warrants are subject to adjus(TM)ent in the event of a merger or sale of the Company into new warrants of the surviving Company. If the Company is unable to deliver Shares to the Warrantholder pursuant to the proper exercise of a Warrant, the Company may satisfy such obligations to the Warrantholder hereunder by paying to the Warrantholder in cash the difference between the exercise price of all unexercised Warrants and the fair market value of the Shares to which the Warrantholder would be entitled to upon exercise of all unexercised Warrants. The Exercise Price of the Warrants is subject to adjus(TM)ent if and when the Company issues shares of common stock to its stockholders at a price less than the fair market value.

ITEMS 15-17.      NOT REQUIRED

         Items 15-16 are not required for registration statements. The Company chose to provide the financial statements specified in Item 18 in lieu of Item 17.

ITEM 18. FINANCIAL STATEMENTS
                                                                                                              PAGE NO.
                                                                                                              --------

Index to Financial Statements and Supplementary Data............................................................F-1

Reports of Independent Accountants..............................................................................F-2

Balance Sheets of the Company (Unaudited) as of
September 30, 1997 and (Audited) as of December 31, 1996 and 1995...............................................F-4

Statements of Operations of the Company (Unaudited) as of
September 30, 1997 and (Audited) for the Three Years Ended
December 31, 1996, 1995 and 1994................................................................................F-5

Statements of Cash Flows of the Company (Unaudited) as of September 30, 1997 and
(Audited) for the Three Years Ended
December 31, 1996, 1995 and 1994................................................................................F-6

Statements of Retained Earnings (Deficit) of the Company
(Audited) for the Three Years Ended (Unaudited) as of
September 30, 1997 and December 31, 1996, 1995 and 1994.........................................................F-7

Notes to Combined Financial Statements for Years Ended
December 31, 1996, 1995 and 1994................................................................................F-8

Supplemental Notes.............................................................................................F-14

Pro Forma Consolidated Balance Sheets as of January 1, 1997....................................................F-17


                       REPORTS OF INDEPENDENT ACCOUNTANTS


To the Shareholders and Partners of LASERMEDIA INC., ET AL.


         We have audited the combined balance sheets of LASERMEDIA INC. ET AL as at December 31, 1996, 1995 and 1994 and the combined statements of operations, retained earnings and changes in financial position for the years then ended. These financial statements are the responsibility of the Company's management (See Note 1). Our responsibility is to express an opinion on these financial statements based on our audit.

         We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

         In our opinion, these combined financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 1996, 1995 and 1994 and the results of its operations and the changes in its financial position for the years then ended in accordance with generally accepted accounting principles.


                                              /s/ Silver Gold Glatt & Grossman
                                              ---------------------------------
                                                  Chartered Accountants

Toronto, Ontario
March 25, 1997

                       REPORTS OF INDEPENDENT ACCOUNTANTS


To the Shareholders and Partners of OSGOODE HOLDINGS INC.

         We have reviewed, as to compilation only, the accompanying pro-forma consolidated balance sheet of Lasermedia Communications Corp. as at January 1, 1997 prepared for inclusion in the Osgoode Holdings Inc.'s management information circular dated May 23, 1997 relating to the offer by Osgoode Holdings Inc. to acquire all of the common shares and warrants of Lasermedia Inc., et al.

         In our opinion, the pro-forma balance sheet has been properly compiled to give effect to the proposed transactions and the assumptions described in note 1 thereto.


                                             /s/ Silver Gold Glatt & Grossman
                                             -----------------------------------
                                                 Chartered Accountants

Toronto, Ontario
May 23, 1997

                         LASERMEDIA COMMUNICATIONS CORP.
                       BALANCE SHEET DATA (CANADIAN GAAP)



                                                             BALANCE SHEET                     COMBINED BALANCE SHEETS
                                                              (UNAUDITED)1                              AS OF
                                                                 AS OF                               DECEMBER 31(2)
                                                           SEPTEMBER 30, 1997                   1996               1995
                                                           ------------------                   ----               ----
ASSETS

CURRENT
   Cash                                                          CDN$1,711,032                CDN$ 28,966          CDN$1,870
   Accounts receivable                                                 392,796                    132,929            183,748
      Allowance for uncollectable receivables                               --                         --                 --
   Subscriptions receivable                                             14,900                         --                 --
   Inventory                                                            56,187                      6,393                 --
   Prepaid expenses and sundry assets                                   75,415                         --              9,857
   Due from related companies                                          489,188                         --                 --
   Loans receivable                                                         --                         --             16,069
                                                                 -------------            ---------------    ---------------
                                                                     2,739,518                    168,288            211,544
CAPITAL ASSETS (Note 2)                                                568,149                    115,011             90,920
PRODUCT DEVELOPMENT COSTS                                              414,609                    288,269            181,405
GOODWILL                                                               507,791                          1                 --
                                                                 -------------            ---------------   ----------------
TOTAL ASSETS                                                     CDN$4,230,067                CDN$571,569        CDN$483,869
                                                                 =============                ===========        ===========

LIABILITIES

CURRENT
   Bank loan                                                       CDN$195,833               CDN$      --        CDN$     --
   Accounts payable and accrued liabilities                            537,318                    129,834            173,871
   Loan payable (Note 3)                                                17,500                     10,000             10,000
   Current portion of long term debt                                     6,310                     17,246             13,243
                                                                 -------------             --------------    ---------------
                                                                       756,961                    157,080            197,114
                                                                       -------
LONG TERM DEBT (Note 4)                                                 79,374                      5,877             23,123
DUE TO RELATED COMPANIES (Note 5)                                           --                    291,786                 --
                                                                 -------------            ---------------   ----------------
DEFERRED INCOME TAXES                                              CDN$940,335                CDN$526,743        CDN$265,637
                                                                   -----------                -----------        -----------
                                                                   CDN$104,000                CDN$ 72,000        CDN$ 45,400
SHAREHOLDERS' EQUITY

CAPITAL STOCK (Note 6)                                                      --                         --                 --
   Preferred Stock, no par value per share; 2,000,000
     voting preferred shares authorized; no shares
     issued and outstanding. 3
   Common Stock, no par value per share; unlimited
     shares of common stock authorized; 12,978,344
     issued and outstanding.
PAID IN CAPITAL                                                      3,036,403                     99,296                  2
RETAINED EARNINGS (DEFICIT)                                            253,329                   (54,470)            218,230
                                                                       -------                   --------            -------
                                                                     3,289,732                     44,826            218,232
                                                                     ---------                     ------            -------

TOTAL LIABILITIES AND SHAREHOLDERS EQUITY                        CDN$4,230,067                CDN$571,569        CDN$483,869
                                                                 =============                ===========        ===========

--------

1. The unaudited statement of operations for the nine month period ended September 30, 1997 give effect to a reverse takeover acquisition using the purchase method of accounting. The consolidated financial statement represents a continuation of the financial statements of the wholly-owned subsidiary, Lasermedia. The only other subsidiary of the Company, Verisim, has not as yet generated revenue.

2. The selected data as of and for the years ended December 31, 1996 and 1995 are derived from the audited financial statements of the Company. The combined financial statements include Laserset Graphics Inc., which was acquired by Lasermedia in the fourth quarter of 1997 and was subsequently amalgamated on December 31, 1997. The figures for September 30, 1997 only relate to Lasermedia, a subsidiary of the Company. The only other subsidiary of the Company, Verisim, has not as yet generated revenue.




3. The number of preference shares that can be issued by the Company at any one time is limited to 500,000.

                       LASERMEDIA COMMUNICATIONS CORP.
                 STATEMENT OF OPERATIONS DATA (CANADIAN GAAP)


                                                 STATEMENTS OF
                                            OPERATIONS (UNAUDITED)1                    COMBINED STATEMENTS OF OPERATIONS
                                              AS OF  SEPTEMBER 30                              AS OF DECEMBER 31(2)
                                            1997               1996                    1996             1995             1994
                                            ----               ----                    ----             ----             ----
SALES                                    CDN$2,285,325       CDN$287,366            CDN$659,617      CDN$583,048      CDN$481,462
COST OF SALES                                  269,532           202,280                449,181          323,009          217,649
                                               -------           -------                -------          -------          -------
GROSS MARGIN                                 2,015,793            85,086                210,436          260,039          263,813
                                             ---------           -------                -------          -------          -------
EXPENSES
  Selling costs                                287,352            53,245                 70,993           11,069               --
  General and administrative3                1,192,385            93,549                214,664          110,963          129,852
  Research and development                      41,338                --                 69,402           28,918               --
                                            ----------         ---------              ---------        ---------          -------
                                             1,521,075           146,794                355,059          150,950          129,852
                                             ---------           -------                -------          -------          -------
  Income (loss) before income tax              494,718          (61,708)              (144,623)          109,089          133,961
                                            ----------       -----------             ----------        ---------        ---------
  Provision for (recovery of) income
    taxes
    - current                                  127,000                --               (15,400)            9,600            5,800
    - deferred                                  32,000                --                 26,600           18,400           27,000
    - reduction due to application of
        losses                                (82,800)                --                     --               --               --
                                              --------            ------                -------           ------           ------
                                                76,200                --                 11,200           28,000           32,800
                                               -------            ------                -------           ------           ------
NET INCOME (LOSS)                           $  418,518       $  (61,708)           $  (155,823)        $  81,089       $  101,161
                                            ==========       ===========           ============        =========       ==========

NUMBER OF SHARES ISSUED                     12,978,344         7,000,000
                                            ==========         =========

BASIC EARNINGS (LOSS) PER SHARE                 CDN$0.04        CDN$(0.01)




--------

1 The unaudited statement of operations for the nine month period ended September 30, 1997 and 1996 give effect to a reverse acquisition transaction using the purchase method of accounting. These consolidated financial statements represent a continuation of the financial statements of the wholly-owned subsidiary, Lasermedia. The only other subsidiary of the Company, Verisim, has not as yet generated revenue.

2 The selected data as of and for the years ended December 31, 1996, 1995 and 1994 are derived from the audited financial statements of the Company. The combined financial statements include Laserset Graphics Inc., which was acquired by Lasermedia in the fourth quarter of 1997 and was subsequently amalgamated on December 31, 1997. The comparative figures for September 30, 1997 and 1996 only relate to Lasermedia, a subsidiary of the Company. The only other subsidiary of the Company, Verisim, has not as yet generated revenue.

3 The Company issued 1,850,000 shares of common stock in lieu of consulting services performed having a fair market value of C$462,500 which is included in this figure.

                         LASERMEDIA COMMUNICATIONS CORP.
                    STATEMENTS OF CASH FLOWS (CANADIAN GAAP)


                                                       STATEMENTS OF
                                                  CASH FLOWS (UNAUDITED)
                                                          AS OF                                 COMBINED STATEMENTS OF CASH FLOWS
                                                      SEPTEMBER 30                                      AS OF  DECEMBER 31
                                                      ------------                                      ------------------

                                                 1997              1996                1996              1995              1994
                                                 ----              ----                ----              ----              ----

OPERATING ACTIVITIES
     Net income (loss)                             $418,518        $(61,708)          $(155,823)          $81,089         $101,161
     Adjustment for non-cash items:
     Deferred income taxes                           32,000                -              26,600           18,400           27,000
         Amortization                                81,039            5,881              29,411           29,464           29,884
         Amortization of product                     41,338               --              69,402           28,918               --
                                                     ------          -------          ----------        ---------          -------
            development costs                       572,895         (55,827)            (30,410)          157,871          158,045

     Changes in non-cash operating
         assets and liabilities                    (22,670)          341,961              10,243          (8,833)           33,660
                                                   --------          -------          ----------        ---------      -----------

CASH PROVIDED BY (EXPENDED IN)
OPERATING ACTIVITIES                                595,565          286,134            (20,167)          149,038          191,705
                                                    -------          -------            --------          -------     ------------
INVESTING ACTIVITIES

     Goodwill                                     (548,963)               --                   1               --               --
     Purchase of capital assets                   (563,584)         (31,963)            (53,501)         (13,340)         (25,165)
     Expenditures on product
       development costs                          (309,513)         (89,513)           (176,266)         (99,471)        (110,852)
                                                  ---------         --------           ---------         --------      -----------

CASH EXPENDED IN INVESTING ACTIVITIES           (1,422,060)        (121,476)           (229,766)        (112,811)        (136,017)
                                                -----------        ---------           ---------        ---------      -----------

FINANCING ACTIVITIES

     Bank loans                                     281,517               --                  --               --               --
     Drawings                                            --               --           (116,877)         (42,323)         (46,895)
     Issue of capital stock                       2,975,651               --              99,294               --                2
     Advances to related companies                (735,523)        (166,001)                  --               --               --
     Advances from related companies                     --               --             291,786               --               --
     Increase (decrease) in loan payable                 --               --            (13,243)           20,791            5,599
     Decrease (increase) in loans receivable             --               --              16,069         (16,067)              (2)
                                              -------------      -----------            --------         --------       ----------


CASH PROVIDED BY (EXPENDED IN)
FINANCING ACTIVITIES                              2,521,645        (166,001)             277,029         (37,599)         (52,494)
                                                  ---------        ---------             -------         --------         --------

NET CHANGE IN CASH                                1,695,150          (1,343)              27,096          (1,372)            3,194

CASH, Beginning of period                            15,882              535               1,870            3,242               48
                                                 ----------        ---------               -----            -----        ---------

CASH, End of period                           CDN$1,711,032    CDN$    (808)        CDN$  28,966      CDN$  1,870      CDN$  3,242
                                              =============    =============        ============      ===========      ===========

                        LASERMEDIA COMMUNICATIONS CORP.
                STATEMENT OF RETAINED EARNINGS (CANADIAN GAAP)




                              STATEMENTS OF RETAINED EARNINGS
                                           AS OF                           COMBINED STATEMENTS OF RETAINED EARNINGS
                                       SEPTEMBER 30                                   AS OF DECEMBER 31
                                       ------------                                   -----------------

                                   1997             1996                   1996              1995               1994
                                   ----             ----                   ----              ----               ----
RETAINED EARNINGS (DEFICIT),
BEGINNING OF PERIOD             CDN$(165,189)      CDN$(11,912)           CDN$218,230        CDN$179,464        CDN$129,425


NET INCOME (LOSS)                     418,518          (61,709)             (155,823)             81,089            101,161

DRAWINGS                                   --                --             (116,877)           (42,323)           (51,122)
                                  -----------      ------------             ---------           --------           --------

RETAINED EARNINGS,
END OF PERIOD                     CDN$253,329      CDN$(73,621)            CDN$54,470        CDN$218,230        CDN$179,464
                                  ===========      ============            ==========        ===========        ===========


                                          LASERMEDIA COMMUNICATIONS CORP.
                                      NOTES TO COMBINED FINANCIAL STATEMENTS
                                         DECEMBER 31, 1996, 1995 AND 1994

1.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

         BASIS OF PRESENTATION. These combined statements of the Company are prepared in accordance with generally accepted accounting principles (Canadian
GAAP) and include the accounts of Lasermedia, Inc., Laserset Graphics Inc. and Laserset Graphics (a partnership) which as a group are referred to as the "Company" in these financial statements. Laserset Graphics Inc. was incorporated on June 4, 1996. The partnership's net assets were transferred into Laserset Graphics Inc. on June 21, 1996. Laserset Graphics Inc. was acquired by Lasermedia in the fourth quarter of 1997 and was subsequently amalgamated on December 31, 1997.

         With respect to the partnership, Laserset Graphics, these combined financial statements reflect only the assets, liabilities, revenues and expenses of the partnership and do not include any other assets, liabilities, revenues or expenses of the partners or the liability for taxes on earnings of the partners. No provision has been made for salaries or for interest on invested capital.

         INVENTORY. Inventory is valued at the lower of cost or net realizable value with cost being determined on a first-in, first-out basis.

         CAPITAL ASSETS. The Company records capital assets at historical cost and annually provides for amortization. Amortization rates are calculated to write off the assets over their estimated useful life as follows:

Equipment                                 30% declining balance

Computer hardware                         30% of declining balance

Automobile                                30% of declining balance

Furniture and fixtures                    20% of declining balance

Computer software                         100% straight-line

Leasehold improvements                    straight-line over 5 years


         PRODUCT DEVELOPMENT COSTS. Product development costs are capitalized until the associated products reach commercial production. These costs will be amortized over three years on a straight line basis once commercial production has commenced.

2.       CAPITAL ASSETS



                                               1996                                   1995                 1994
                       ----------------------------------------------------     -----------------    -----------------

                                            ACCUMULATED       NET BOOK              NET BOOK             NET BOOK
                              COST         AMORTIZATION         VALUE                 VALUE                VALUE
Equipment                      $ 90,098         $ 18,394         $ 71,704              $ 82,170             $ 92,643

Computer hardware                45,261            6,789           38,472                    --                   --

Automobile                        3,817            1,145            2,672                 3,817                5,453

Furniture and                     2,664              501            2,163                 2,350                2,709
fixtures

Computer software                 1,446            1,446               --                 1,447                3,588

Leasehold                         1,136            1,136               --                 1,136                2,651
                              ---------
improvements

                               $144,422         $ 29,411         $115,011              $ 90,920             $107,044
                               --------




3.       LOAN PAYABLE

         The loan from P.H. Pedrette is unsecured, bears interest at 7% per annum and is due on demand.

4.       LONG TERM DEBT


                                                                                    1996             1995         1994
Bank term loan #1 - repayable in monthly installments                                  $ 7,516       $12,270       $16,908
of $396 on account of principal plus interest at prime
plus 1.75% per annum.  The loan is secured by a
general security agreement.

Bank term loan #2 - repayable in monthly installments                                    3,467         6,067         8,667
of $216 on account of principal plus interest at prime
plus 2.5% per annum.  The loan is secured by specific
equipment.

Bank term loan #3 - repayable in monthly installments                                      890         3,029            --
of $178 on account of principal plus interest at prime
plus 3% per annum.  The loan is secured by specific
equipment.

Ontario Film Development Corporation - is unsecured,                                    11,250        15,000            --
                                                                                        ------        ------       -------
non-interest bearing and is repayable in monthly
principal payments of $750 for the period August 1,
1996 to March 1, 1998

                                                                                        23,123        36,366        25,575

Less: current portion                                                                   17,246        13,243         7,237
                                                                                        ------        ------         -----
                                                                                       $ 5,877       $23,123       $18,338
                                                                                       -------


5.       DUE TO RELATED COMPANIES

         The advance of CDN$40,000 from one of the shareholders, Cune Management Limited, is non-interest bearing, unsecured, with no fixed term of repayment. The advances from a related company of CDN$251,786 are non-interest bearing, unsecured, with no fixed terms of repayment.

6.       CAPITAL STOCK

AUTHORIZED

Unlimited   Common shares

ISSUED                                    1996         1995         1994

400         Common Shares
            (1995 - 200, 1994 - 200)  CDN$ 99,296    CDN$    2    CDN$   2
                                      ===========    =========    ========

On June 21, 1996, Laserset Graphics, Inc. purchased the net assets of Laserset Graphics (a partnership) for CDN$99,294 by issuing 200 common shares to the Partners.

7.       INCOME TAXES

         The Company follows the deferral method of applying the tax allocation basis of accounting for income taxes. Under this method, timing differences between the period when income and expenses are reported for tax purposes and the period when they are recorded in the accounts result in provisions for deferred taxes.

         At December 31, 1996, the Company had non-capital losses for income tax purposes of approximately CDN$94,500 available to offset future taxable income. The potential tax benefits have not been reflected in these financial statements. These losses will expire as follows:

                           2002     CDN$ 12,000
                           2003     CDN$ 82,500
                                    CDN$ 94,500

8.       DIFFERENCES BETWEEN CANADIAN AND UNITED STATES
         GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (GAAP)

         These financial statements have been prepared in accordance with generally accepted accounting principles in Canada ("Canadian GAAP") which, in the case of these financial statements, conform in all material respects with those in the United States ("U.S. GAAP"), except as follows:

(A)      Adjus(TM)ents to Earnings


                                                        STATEMENTS OF
                                                         OPERATIONS                             COMBINED STATEMENTS
                                                        (UNAUDITED)                                OF OPERATIONS
                                                           AS OF                                       AS OF
                                                        SEPTEMBER 30                                DECEMBER 31
                                                        ------------                                -----------

                                                     1997           1996                 1996          1995           1994
                                                     ----           ----                 ----          ----           ----
Net income (Loss) in accordance with
    Canadian GAAP                                $     418,518  $   (61,708)         $  (155,823)  $      81,089  $    101,161
Less:  product development costs1 (net of
    taxes)2                                             94,340            --               80,264         52,153        83,852
                                                       -------    ----------               ------         ------        ------
Net income (Loss) in accordance
    with U.S. GAAP                               $     324,178  $   (61,708)         $  (236,087)  $      28,936  $     17,309
                                                       =======      ========            =========         ======        ======
Weighted average number of common
    shares under U.S. GAAP3                         10,345,766     7,000,000            7,000,000      7,000,000     7,000,000
Primary earnings (loss) per share
    in accordance with U.S. GAAP3                $         NIL  $       0.01         $       0.03  $         NIL  $        NIL
                                                           ===          ====                 ====            ===           ===

--------

1. Product development costs, which are capitalized under Canadian GAAP, are expensed under U.S. GAAP.

2. Under U.S. GAAP, in accordance with Statement of Financial Accounting Standards No. 109 (SFAS No. 109), Accounting for Income Taxes, Income taxes are accounted for using the liability method. Under the liability method, deferred tax assets and liabilities are recognized for temporary differences between the financial statement carrying amounts and the tax basis amounts of the respective assets and liabilities at the enacted tax rates. Such differences arise from the differences in the timing of income and expense recognition. Under Canadian GAAP, income taxes are accounted for using the deferral method whereby the differences between the tax and accounting basis of the Company's assets and liabilities are measured at the tax rate in effect when the difference arises. In addition, deferred tax assets are recognized for loss carryforwards if it is virtually certain that the benefit will be realized.

3. Under U.S. GAAP, the primary earnings (loss) per share are based on the weighted average aggregate umber of common shares and their equivalents outstanding during each year, using the "treasury stock method" for the outstanding stock options.

(B) Adjustments to Assets, Liabilities and Shareholders' Equity


                                                        STATEMENTS OF
                                                         OPERATIONS                  COMBINED STATEMENTS
                                                         (UNAUDITED)                     OF OPERATIONS
                                                           AS OF                              AS OF
                                                        SEPTEMBER 30                       DECEMBER 31
                                                        ------------                       -----------
                                                      1997       1996           1996          1995         1994
                                                      ----       ----           ----          ----         ----
(i) Total Assets in accordance with
      Canadian GAAP                                 $4,230,067     N/A         $571,569      $483,869       N/A

    Less:  Deferred product
      development costs                                414,609                  288,269       181,405

    Deferred stock compensation                        278,500     N/A               --            --       N/A
    costs1

    Total Assets in accordance
      with U.S. GAAP                                $4,094,008                 $283,300      $302,464
                                                    ==========                 ========      ========

(ii)Total liabilities in accordance with
      Canadian GAAP                                 $  940,335     N/A         $526,743      $265,637       N/A
    Less:  Deferred income taxes2                      104,000                   72,000        45,400
    Increase in capital stock due to
      deferred stock compensation
      costs1                                           278,550     N/A               --            --      (N/A
                                                    ----------               ----------      --------
    Total liabilities in accordance with
      U.S. GAAP                                     $  836,335               $  454,743      $220,237
                                                    ==========               ==========      ========

(iii) Total shareholders' equity in
      accordance with Canadian GAAP                 $3,289,732     N/A       $   44,826      $218,232       N/A

    Less:  Product development costs3
       (net of taxes)2                                 310,609                  216,259       136,005
                                                    ----------               ----------      --------
    Total shareholders' equity in
      accordance with U.S. GAAP                     $2,979,123               $ (171,433)     $ 82,227
                                                    ==========               ==========      ========

(C) Adjus(TM)ents to Cash Flows


                                                        STATEMENTS OF
                                                         OPERATIONS                       COMBINED STATEMENTS
                                                         (UNAUDITED)                         OF OPERATIONS
                                                           AS OF                                 AS OF
                                                         SEPTEMBER 30                         DECEMBER 31
                                                         ------------                         ------------
                                                   1997           1996             1996            1995             1994
                                                   ----           ----             ----            ----             ----
Cash provided by operating activities
  in accordance with Canadian GAAP               $595,565     $   286,134      $   (20,167)     $  149,038       $  191,705
Less:  product development costs3
  (net of taxes)2                                  94,340              --           80,264          52,153           83,852
                                                ---------     -----------      -----------      ----------       ----------

Cash provided by operating activities
  in accordance with U.S. GAAP                   $501,225     $   288,134      $  (100,431)     $   96,885       $  107,853
                                                 ========     ===========      ===========      ==========       ==========



--------

1. Under U.S. GAAP, in accordance with Statement of Financial Accounting Standards No. 123 (SFAS No. 123), Accounting for Stock Based Compensation, the Company is required to either disclose or recognize stock based compensation costs using the fair market value method. Under Canadian GAAP, the fair market value of stock based compensation costs, using either the intrinsic or fair value methods, is not recognized or disclosed in the financial statement.

2. Under U.S. GAAP, in accordance with Statement of Financial Accounting Standards No. 109 (SFAS No. 109), Accounting for Income Taxes, Income taxes are accounted for using the liability method. Under the liability method, deferred tax assets and liabilities are recognized for temporary differences between the financial statement carrying amounts and the tax basis amounts of the respective assets and liabilities at the enacted tax rates. Such differences arise from the differences in the timing of income and expense recognition. Under Canadian GAAP, income taxes are accounted for using the deferral method whereby the differences between the tax and accounting basis of the Company's assets and liabilities are measured at the tax rate in effect when the difference arises. In addition, deferred tax assets are recognized for loss carryforwards if it is virtually certain that the benefit will be realized.

3. Product development costs, which are capitalized under Canadian GAAP, are expensed under U.S. GAAP.

9.       SUPPLEMENTAL NOTES

(A)      Earnings (Loss) Per Share

         The basic earnings (loss) per share have been calculated using the weighted average aggregate number of common shares outstanding during the year.

                                                As of         As of                               As of
                                               9/30/97       9/30/96         12/31/96        12/31/95         12/31/94
                                             ---------      ---------       -----------------------------------------------
Weighted average number of                   9,959,280      7,000,000       7,000,000       7,000,000        7,000,000
common shares outstanding
Basic earnings (loss) per share              $    0.04      $   (0.01)       $  (0.02)      $    0.01        $    0.01

The weighted average number of common shares for the periods ending 1994 - 1996 reflect the conversion of 200 common shares that were outstanding throughout these periods into 7,000,000 common shares on March 26, 1997.

(B)      Changes in Non-Cash Operating Assets and Liabilities

                                                As of         As of                               As of
                                               9/30/97       9/30/96         12/31/96        12/31/95         13/31/94
                                             ---------      ---------       -----------------------------------------------
(Increase) decrease in accounts              $ (259,867)    $  161,692      $  50,819     $  (106,293)    $  (78,455)
receivable
(Increase) decrease in subscriptions            (14,900)          -              -               -              -
receivable
(Increase) decrease in inventory                (47,794)          -           (6,393)            -              -
(Increase) decrease in prepaid                  (75,415)          -            9,857         (29,009)        (2,000)
expenses and sundry assets
Increase (decrease) in accounts payable
and accrued liabilities                         376,446        180,269      (28,640)          94,717        106,515
                                             ----------     ----------      --------      ----------      ---------
                                             $  (21,530)    $  341,961      $25,643       $  (18,433)     $  27,860
                                             ===========    ==========      =======       ===========     =========

No income taxes were paid during the periods represented, and the amount of cash interest is not presented since it is immaterial.

(C)      Loans Due From Related Companies (Status as of September 30, 1997)

Advances to related companies are summarized as                                 Sept. 30, 1997
follows:                                                                        --------------

Advances to R.T. Equity Inc. are non-interest                                      $   50,125
bearing, unsecured and due on demand

Advances to Laserset Graphics Inc. are non-interest                                   189,063
bearing, unsecured and due on demand

Advance to Cune Management Inc. bears interest at
12% per annum, secured by a pledge of shares of
the company and is due on September 18, 1998                                       $  250,000
                                                                                     --------
Total                                                                                 489,188
                                                                                     ========

(D)      Loan Agreement with Bank of Nova Scotia

         The Company is in repayment under a loan agreement with the Bank of Nova Scotia. The loan proceeds were used to finance leasehold improvements. The loan bears interest at an annual rate equal to the bank's prime rate plus 2.5%, is due on demand, and is secured by a general security encumbering enhancing the assets of the Company. The loan balance was $195,000 as of September 30,1997.

(E)      Stock Option Plans

         The Company has approved a stock option plan (the "Plan") for directors, officers, employees, consultants and advisors of Lasermedia Communications Corp., its subsidiaries and affiliates. The purpose of the plan is to attract, retain and motivate management and staff by providing them with the opportunity, through share options, to acquire a proprietary interest in the company and to benefit from its growth. The Plan provides that the number of common shares under option at any one time will not exceed 2,000,000 shares. No single individual may hold options in respect of more than 5% of the issued and outstanding common shares.

         Stock options outstanding as at September 30, 1997 are exercisable as follows:

      DATE OF GRANT              NUMBER OF STOCK                EXERCISE           OPTION
                                  OPTIONS ISSUED                 PRICE             EXPIRATION DATE
July 17, 1997                               392,000              $ 1.00            July 16, 1999

July 17, 1997                                50,000              $ 1.25            July 16, 1999

July 17, 1997                               353,000              $ 1.50            July 16, 2000

July 17, 1997                                63,000              $ 1.75            July 16, 2000

August 13, 1997                               4,000              $ 1.25            August 12, 1999

August 13, 1997                               4,000              $ 1.25            August 12, 2000

September 24, 1997                           10,000              $ 1.60            September 24, 1999



September 24, 1997                           10,000                *               September 24, 1999

                                            886,000



* market price on March 24, 1998

LASERMEDIA COMMUNICATIONS CORP.
SCHEDULE FOR PROFORMA BALANCE SHEET
JANUARY 1, 1997


                                   LASERMEDIA              OSGOODE          PRO-FORMA                                 PROFORMA
                                      INC.                HOLDINGS          ENTRIES                                    BALANCE
                                                            INC.            DR                        CR                SHEET

Cash                                      CDN$28,966           CDN$ (4)      CDN$4,875,00                             CDN$4,903,966

Accounts receivable                          132,929                                                                      132,929

Inventory                                      6,393                                                                        6,393

Capital Assets                               115,011                                                                      115,011

Product Development Costs                    288,269                                                                      288,269

Goodwill                                           1                (3)           305,784                                 305,785

Accounts payable & accrued                  (129,834)         (218,965)(2)        218,965                                (129,834)
liabilities

Loan payable                                 (10,000)                                                                     (10,000)

Current portion of long term                 (17,246)                                                                     (17,246)
debt

Long Term Debt                                (5,877)                                                                      (5,877)

Due To Related Companies                    (291,786)                                                                    (291,786)



Capital Stock                                (99,296)         (624,401)(1)      624,400(4)        (4,875,000)          (5,280,081)

                                                                                       (2)          (305,784)

Retained Earnings                            (17,530)          843,366                 (1)          (624,400)             (17,529)

                                                                                       (2)          (218,965)




TOTAL                                          CDN$0             CDN$0      CDN$6,024,149     CDN$(6,024,149 )              CDN$0


NOTE:
(1) to record reduction of stated capital per resolution
(2) to eliminate Accounts Payable
(3) to record goodwill re: share per share exchange and debt settlement agreement
(4) to record proceeds from private placement issue

                         LASERMEDIA COMMUNICATIONS CORP.
                           RECONCILIATION TO U.S. GAAP

ITEM 19(A).   FINANCIAL STATEMENTS AND EXHIBITS

     For a list of all financial statements filed as part of this registration statement please see Index to Financial Statements and Supplementary Data under
Item 18.


ITEM 19(B).   EXHIBITS

EXHIBIT NO.   DESCRIPTION

1(a)          Articles of Incorporation

1(b)          Bylaws

2(a)          Specimen Common Stock Certificate

2(b)          Form of Warrant

2(c)(1)       1997 Stock Option Plan

3(a)(1) Share Exchange Agreement dated April 7, 1997 by and between Osgoode Holdings, Inc. and Lasermedia Inc.

3(a)(2) Consulting Services Agreement dated February 2, 1997 by and between Lasermedia and Kevin Chaisson

3(a)(3) Consulting Agreement dated September 24, 1997 by and between Lasermedia and Aludra Software Inc.

3(b)(1) Software Purchase Agreement dated June 27, 1997 by and between Lasermedia and Softech L.P.

3(b)(2) Supply and Reseller Agreement dated June 27, 1997 by and between Lasermedia and Softech L.P.

3(c)(1) Stock Option Agreements dated July 17, 1997 by and between Lasermedia Communications Corp. and Brian Gibson

3(c)(2) Stock Option Agreement dated July 17, 1997 by and between Lasermedia Communications Corp. and Samuel Paul

3(c)(3) Stock Option Agreement dated July 17, 1997 by and between Lasermedia Communications Corp. and Erik Schannen

3(c)(4) Stock Option Agreement dated December 8, 1997 by and between Lasermedia Communications Corp. and Gordon Cowie

3(d)(1) Term Loan Agreement dated September 18, 1997 by and between Cune Management, Inc. (Borrower) and Lasermedia Communications Corp. (Lender)

3(d)(2) Pledge and Security Agreement dated September 18, 1997 by and between Cune Management, Inc. (Borrower) and Lasermedia Communications Corp. (Lender)

                                   SIGNATURES

     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, Lasermedia Communications Corp. certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.


                                            Lasermedia Communications Corp.
                                            11 Charlotte Street
                                            Toronto, Ontario  M5V 2H5
                                            Canada

Date:  April 10, 1998                       /s/ Robert Brian Gibson
                                            -----------------------
                                            Robert Brian Gibson
                                            Chief Operating Officer,
                                            Chief Financial Officer

                         LASERMEDIA COMMUNICATIONS CORP.
                           RECONCILIATION TO U.S. GAAP

ITEM 19(A).   FINANCIAL STATEMENTS AND EXHIBITS

     For a list of all financial statements filed as part of this registration statement please see Index to Financial Statements and Supplementary Data under
Item 18.


ITEM 19(B).   EXHIBITS

EXHIBIT NO.   DESCRIPTION

1(a)          Articles of Incorporation

1(b)          Bylaws

2(a)          Specimen Common Stock Certificate

2(b)          Form of Warrant

2(c)(1)       1997 Stock Option Plan

3(a)(1) Share Exchange Agreement dated April 7, 1997 by and between Osgoode Holdings, Inc. and Lasermedia Inc.

3(a)(2) Consulting Services Agreement dated February 2, 1997 by and between Lasermedia and Kevin Chaisson

3(a)(3) Consulting Agreement dated September 24, 1997 by and between Lasermedia and Aludra Software Inc.

3(b)(1) Software Purchase Agreement dated June 27, 1997 by and between Lasermedia and Softech L.P.

3(b)(2) Supply and Reseller Agreement dated June 27, 1997 by and between Lasermedia and Softech L.P.

3(b)(3)       Financial Statements of Softech L.P.

3(c)(1) Stock Option Agreements dated July 17, 1997 by and between Lasermedia Communications Corp. and Brian Gibson

3(c)(2) Stock Option Agreement dated July 17, 1997 by and between Lasermedia Communications Corp. and Samuel Paul

3(c)(3) Stock Option Agreement dated July 17, 1997 by and between Lasermedia Communications Corp. and Erik Schannen

3(c)(4) Stock Option Agreement dated December 8, 1997 by and between Lasermedia Communications Corp. and Gordon Cowie

3(d)(1) Term Loan Agreement dated September 18, 1997 by and between Cune Management, Inc. (Borrower) and Lasermedia Communications Corp. (Lender)

3(d)(2) Pledge and Security Agreement dated September 18, 1997 by and between Cune Management, Inc. (Borrower) and Lasermedia Communications Corp. (Lender)